FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Option One Mortgage Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0001025562
Registrant CIK Number

Form 8-K, October 16, 2003, Series 2003-6
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-104020
SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 16, 2003

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By: David S. Wells

Name: David S. Wells

Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

MKP Capital
OPTION ONE MORTGAGE LOAN TRUST 2003-6, Class M6

Deal Information

Deal Type:	Home Equity	Gross WAC:	7.2025	Orig Deal Bal:	
Cur Deal Bal:	$750,000,000.00	WA Amort Term:	353	Orig Collat Bal:	
No update found		Settle:	09/30/2003	Deal Closed:	

Tranche Information

Tranche	M6
CUSIP	XXXXXXXXX
Coupon	4.6200
Type	JUN_FLT
Orig Balance	7,500,000.00
Cur Balance	7,500,000.00
Factor	1.0000
Delay	0
Accrual Date	10/25/2003
Group	
Orig Support (%)	1.10
Cur Support (%)	1.10
Int Rate Used	LIBOR 1MO
Floater Floor	0.0000
Floater Cap	Formula
Stated Mat	07/25/2033
Freq	Monthly
Ground Group	1F,"1A","2F","2A"
Business Day	Following
Daycount	Actual/360
Cur Support	8,250,000.00
Orig Support	8,250,000.00
Cur Basis	750,000,000.00
Orig Basis	750,000,000.00
Cur Subordinate	0.00
Orig Subordinate	0.00
Cur Guaranty	0.00
Orig Guaranty	0.00
Cur Letter	0.00
Orig Letter	0.00
Cur Reserve	0.00
Orig Reserve	0.00
Cur Excess Interest	2,199,114.66
Orig Excess Interest	0.00
Cur OC	8,250,000.00
Orig OC	8,250,000.00
Cur Fully Insured	No
Orig Fully Insured	No
Cur Writedown by Rules	Yes
Orig Writedown by Rules	Yes

Price/Yield

		100 *FIXED/100 *FLOATING/100 *FIXED/100 ...	100 *FIXED/100 *FLOATING/100 *FIXED/100 ...	100 *FIXED/100 *FLOATING/100 *FIXED/100 ...
Price	650	28.8087	28.7072	28.7072
Yield	650	9.4022	9.4043	9.4043
Spread	650	650	650	650
z-Spread	650	703	704	704
WAL		4.31	4.31	4.31
Mod Durn		2.586	2.583	2.583
Mod Convexity		0.097	0.096	0.096
Principal Window		Jun07 to Oct08	Jun07 to Oct08	Jun07 to Oct08
Principal Writedown		7,264,408.81 (90.81%)	7,287,088.57 (91.09%)	7,287,088.57 (91.09%)
Maturity #mos		60	60	60
Total Collat Loss(Forecasted)		34,078,418.84 (4.54%)	34,078,366.57 (4.54%)	34,078,366.57 (4.54%)
Total Collat Loss w/ History(Forecasted)		34,078,418.84 (4.54%)	34,078,366.57 (4.54%)	34,078,366.57 (4.54%)
	LIBOR_1MO	1.173338 1.213103 1.186041 1.2244650...	1.173338 1.213103 1.186041 1.2244650...	1.173338 1.213103 1.186041 1.2244650...
	LIBOR_6MO	1.241400 1.289514 1.337016 1.4404619...	1.241400 1.289515 1.337012 1.4404639...	1.241400 1.289515 1.337012 1.4404639...
	Shock	0	0	0
	"1F" Prepay Rate	100 *FIXED	100 *FIXED	100 *FIXED
	"1F" YMP	Incl pnlty	Incl pnlty	Incl pnlty
	"1F" Prepay Penalty Haircut(%)	0	0	0
	"1F" No Prepay if L/O YM >	During Lockout	During Lockout	During Lockout
	"1A" Prepay Rate	100 *FLOATING	100 *FLOATING	100 *FLOATING
	"1A" YMP	Incl pnlty	Incl pnlty	Incl pnlty
	"1A" Prepay Penalty Haircut(%)	0	0	0
	"1A" No Prepay if L/O YM >	During Lockout	During Lockout	During Lockout
	"2F" Prepay Rate	100 *FIXED	100 *FIXED	100 *FIXED
	"2F" YMP	Incl pnlty	Incl pnlty	Incl pnlty
	"2F" Prepay Penalty Haircut(%)	0	0	0
	"2F" No Prepay if L/O YM >	During Lockout	During Lockout	During Lockout
	"2A" Prepay Rate	100 *FLOATING	100 *FLOATING	100 *FLOATING
	"2A" YMP	Incl pnlty	Incl pnlty	Incl pnlty
	"2A" Prepay Penalty Haircut(%)	0	0	0
	"2A" No Prepay if L/O YM >	During Lockout	During Lockout	During Lockout
	Default Rate	100 *CDR	100 *CDR	100 *CDR
	Default Severity(%)	35	35	35
	Severity Ramp	Percent	Percent	Percent
	Default if DSCR <	0	0	0
	Servicer Advance	All but newly liqdtd	All but newly liqdtd	All but newly liqdtd
	Advance (% of P&I)	100	100	100
	Recovery Lag	12	12	12
	Recovery Time Series	100	100	100
	Initial Rate	0	0	0
	Initial Severity	0	0	0
	Opt Redem	Y	N	Y
	Prep Loan Units	0	0	0

$750,000,000.00	WA Rem Term:	353
$750,000,000.00	Cur Collat Bal:	$750,000,000.00
10/14/2003	Next Pay:	11/25/2003

100 *FIXED/100 *FLOATING/100 *FIXED/100 ...		
28.7072		
9.4043		
650		
704		
4.31		
2.583		
0.096		
Jun07 to Oct08		
7,287,088.57 (91.09%)		
60		
34,078,366.57 (4.54%)		
34,078,366.57 (4.54%)		
1.173338 1.213103 1.186041 1.2244650...		
1.241400 1.289515 1.337012 1.4404639...		
0		
100 *FIXED		
Incl pnlty		
0		
During Lockout		
100 *FLOATING		
Incl pnlty		
0		
During Lockout		
100 *FIXED		
Incl pnlty		
0		
During Lockout		
100 *FLOATING		
Incl pnlty		
0		
During Lockout		
100 *CDR		
35		
Percent		
0		
All but newly liqdtd		
100		
12		
100		
0		
0		
N		
0		

STATE STREET
-SSRM breakeven runs description:

(a) Flat CDR analysis

(b) Break even cum. defaults and corresponding losses as a multiple of the baseline cum. default curve which is shown below:

Year	Baseline Cum. Defaults
1	0
2	1.5
3	3.375
4	4.875
5	6.375
6	7.125
7	7.5

The baseline cumulative default corresponds to 3% cum. losses.

Cases:

* Speeds: 50, 100, 150, 200 PPC

* Curve: spot, forward, forward + 200

We need average life for each case run, break even loss for
(a) yield loss and (b) Principal loss

Assumptions

* Loss severity = 40%

* 12 mo. lag

* Triggers fail

* Run to maturity

ETRADE

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA	19.0	26.7	39.6	94,800,746.81 (12.64%)	83,580,677.07 (11.14%)	76,215,514.44 (10.16%)
A	11.6	15.5	22.6	67,127,424.20 (8.95%)	54,548,205.15 (7.27%)	46,117,290.20 (6.15%)
A-	10.1	13.0	18.8	60,279,429.80 (8.04%)	46,937,039.33 (6.26%)	38,455,338.20 (5.13%)
BBB+	8.3	10.3	14.1	51,591,051.66 (6.88%)	38,612,321.62 (5.15%)	29,717,593.48 (3.96%)
BBB	6.9	8.1	10.5	44,422,845.09 (5.92%)	31,114,197.76 (4.15%)	22,204,119.36 (2.96%)
BBB-	5.5	6.0	6.7	36,518,951.16 (4.87%)	23,831,891.88 (3.18%)	14,592,031.13 (1.95%)

Investor Runs- Sub Bond Analysis

ACA

Scenario1	Scenario2	Scenario3
WAL	WAL	WAL
Mod. Duration	Mod. Duration	Mod. Duration
Factor at 10 years	Factor at 10 years	Factor at 10 years
Effective Duration	Effective Duration	Effective Duration
Convexity	Convexity	Convexity
To Call	To Maturity	Slow Speed- 75% of Pricing

WAL, CDR, Cum Net Loss, Collateral Duration:

(1) Forward Libor	(1) Forward Libor	(1) Forward Libor
(2) Forward + 200	(2) Forward + 200	(2) Forward + 200
(3) Forward + 400	(3) Forward + 400	(3) Forward + 400
40% Loss Severity	50% Loss Severity	70% Loss Severity
Pricing Speed	Pricing Speed	Pricing Speed

			Solve for DM:
(1) Forward + 200	(1) Forward + 200	(1) Forward + 200	Forward Libor + 400
(2) Forward + 400	(2) Forward + 400	70% Loss Severity	50% Loss Severity
40% Loss Severity	50% Loss Severity	50%CPR	15% FRM/35% ARM
15%CPR	40%CPR		2.5% CDR

Option One Mortgage Loan Trust, Series 2003-6

	L1M Forward	L6M Forward	L1M Forward+200	L6M Forward+200
12/25/2003	1.172601	1.240539	3.172601	3.240539
1/25/2004	1.214174	1.288344	3.214174	3.288344
2/25/2004	1.18468	1.333975	3.18468	3.333975
3/25/2004	1.244339	1.399773	3.244339	3.399773
4/25/2004	1.282491	1.467959	3.282491	3.467959
5/25/2004	1.32579	1.548901	3.32579	3.548901
6/25/2004	1.457943	1.643	3.457943	3.643
7/25/2004	1.486481	1.728197	3.486481	3.728197
8/25/2004	1.577242	1.833192	3.577242	3.833192
9/25/2004	1.651031	1.939909	3.651031	3.939909
10/25/2004	1.76512	2.051239	3.76512	4.051239
11/25/2004	1.886664	2.175571	3.886664	4.175571
12/25/2004	1.965577	2.284219	3.965577	4.284219
1/25/2005	2.11183	2.402377	4.11183	4.402377
2/25/2005	2.21256	2.521853	4.21256	4.521853
3/25/2005	2.313505	2.640046	4.313505	4.640046
4/25/2005	2.504622	2.755983	4.504622	4.755983
5/25/2005	2.532553	2.860953	4.532553	4.860953
6/25/2005	2.667666	2.982497	4.667666	4.982497
7/25/2005	2.821426	3.090782	4.821426	5.090782
8/25/2005	2.914179	3.197245	4.914179	5.197245
9/25/2005	3.001387	3.300117	5.001387	5.300117
10/25/2005	3.127176	3.399372	5.127176	5.399372
11/25/2005	3.253052	3.495825	5.253052	5.495825
12/25/2005	3.309252	3.589063	5.309252	5.589063
1/25/2006	3.451962	3.690135	5.451962	5.690135
2/25/2006	3.523173	3.761318	5.523173	5.761318
3/25/2006	3.588718	3.840065	5.588718	5.840065
4/25/2006	3.697705	3.912938	5.697705	5.912938
5/25/2006	3.804359	3.981409	5.804359	5.981409
6/25/2006	3.906637	4.046147	5.906637	6.046147
7/25/2006	3.872528	4.09317	5.872528	6.09317
8/25/2006	3.988297	4.165066	5.988297	6.165066
9/25/2006	4.018999	4.221709	6.018999	6.221709
10/25/2006	4.101893	4.277333	6.101893	6.277333
11/25/2006	4.186413	4.333318	6.186413	6.333318
12/25/2006	4.184076	4.389917	6.184076	6.389917
1/25/2007	4.29662	4.462104	6.29662	6.462104
2/25/2007	4.322328	4.503657	6.322328	6.503657
3/25/2007	4.346935	4.561795	6.346935	6.561795
4/25/2007	4.431896	4.620578	6.431896	6.620578
5/25/2007	4.519963	4.680472	6.519963	6.680472
6/25/2007	4.609376	4.740869	6.609376	6.740869
7/25/2007	4.54137	4.783681	6.54137	6.783681
8/25/2007	4.664703	4.858241	6.664703	6.858241
9/25/2007	4.693016	4.914091	6.693016	6.914091
10/25/2007	4.78444	4.966607	6.78444	6.966607
11/25/2007	4.875394	5.016315	6.875394	7.016315
12/25/2007	4.861262	5.063062	6.861262	7.063062

1/25/2008	4.979937	5.105502	6.979937	7.105502
2/25/2008	4.993123	5.145054	6.993123	7.145054
3/25/2008	5.001761	5.180405	7.001761	7.180405
4/25/2008	5.076622	5.211535	7.076622	7.211535
5/25/2008	5.150128	5.239657	7.150128	7.239657
6/25/2008	5.110616	5.265412	7.110616	7.265412
7/25/2008	5.212306	5.288436	7.212306	7.288436
8/25/2008	5.200766	5.310884	7.200766	7.310884
9/25/2008	5.184587	5.33253	7.184587	7.33253
10/25/2008	5.241761	5.354143	7.241761	7.354143
11/25/2008	5.301361	5.376662	7.301361	7.376662
12/25/2008	5.245788	5.400238	7.245788	7.400238
1/25/2009	5.344099	5.424084	7.344099	7.424084
2/25/2009	5.327831	5.449598	7.327831	7.449598
3/25/2009	5.31144	5.476021	7.31144	7.476021
4/25/2009	5.373928	5.503439	7.373928	7.503439
5/25/2009	5.43972	5.532105	7.43972	7.532105
6/25/2009	5.385715	5.561549	7.385715	7.561549
7/25/2009	5.493804	5.59041	7.493804	7.59041
8/25/2009	5.48285	5.619284	7.48285	7.619284
9/25/2009	5.472269	5.646762	7.472269	7.646762
10/25/2009	5.542066	5.67234	7.542066	7.67234
11/25/2009	5.612411	5.69641	7.612411	7.69641
12/25/2009	5.554952	5.718929	7.554952	7.718929
1/25/2010	5.663109	5.739058	7.663109	7.739058
2/25/2010	5.643943	5.757798	7.643943	7.757798
3/25/2010	5.622202	5.774332	7.622202	7.774332
4/25/2010	5.683157	5.788666	7.683157	7.788666
5/25/2010	5.744397	5.801461	7.744397	7.801461
6/25/2010	5.67291	5.812931	7.67291	7.812931
7/25/2010	5.772929	5.822593	7.772929	7.822593
8/25/2010	5.740822	5.831635	7.740822	7.831635
9/25/2010	5.706188	5.839617	7.706188	7.839617
10/25/2010	5.758117	5.846786	7.758117	7.846786
11/25/2010	5.811601	5.853659	7.811601	7.853659
12/25/2010	5.72951	5.86026	7.72951	7.86026
1/25/2011	5.825899	5.865979	7.825899	7.865979
2/25/2011	5.787582	5.871688	7.787582	7.871688
3/25/2011	5.748181	5.876794	7.748181	7.876794
4/25/2011	5.798372	5.881381	7.798372	7.881381
5/25/2011	5.850267	5.886096	7.850267	7.886096
6/25/2011	5.76301	5.891249	7.76301	7.891249
7/25/2011	5.859334	5.896595	7.859334	7.896595
8/25/2011	5.817488	5.903221	7.817488	7.903221
9/25/2011	5.775046	5.910919	7.775046	7.910919
10/25/2011	5.825988	5.92002	7.825988	7.92002
11/25/2011	5.88045	5.931024	7.88045	7.931024
12/25/2011	5.794318	5.944031	7.794318	7.944031
1/25/2012	5.898136	5.958617	7.898136	7.958617
2/25/2012	5.862573	5.975571	7.862573	7.975571
3/25/2012	5.828337	5.994481	7.828337	7.994481
4/25/2012	5.890427	6.01534	7.890427	8.01534

5/25/2012	5.956612	6.037962	7.956612	8.037962
6/25/2012	5.879723	6.061669	7.879723	8.061669
7/25/2012	5.997401	6.085253	7.997401	8.085253
8/25/2012	5.973282	6.108638	7.973282	8.108638
9/25/2012	5.950438	6.130564	7.950438	8.130564
10/25/2012	6.022839	6.150354	8.022839	8.150354
11/25/2012	6.095371	6.168126	8.095371	8.168126
12/25/2012	6.01774	6.183811	8.01774	8.183811
1/25/2013	6.134245	6.196858	8.134245	8.196858
2/25/2013	6.101579	6.207832	8.101579	8.207832
3/25/2013	6.066218	6.216191	8.066218	8.216191
4/25/2013	6.126807	6.221957	8.126807	8.221957
5/25/2013	6.187131	6.225832	8.187131	8.225832
6/25/2013	6.094055	6.228335	8.094055	8.228335
7/25/2013	6.198437	6.229558	8.198437	8.229558
8/25/2013	6.15047	6.230647	8.15047	8.230647
9/25/2013	6.099937	6.231744	8.099937	8.231744
10/25/2013	6.14947	6.233368	8.14947	8.233368
11/25/2013	6.20177	6.235944	8.20177	8.235944
12/25/2013	6.10121	6.239517	8.10121	8.239517
1/25/2014	6.204805	6.243724	8.204805	8.243724
2/25/2014	6.156887	6.249148	8.156887	8.249148
3/25/2014	6.109435	6.255436	8.109435	8.255436
4/25/2014	6.164536	6.262633	8.164536	8.262633
5/25/2014	6.222664	6.270997	8.222664	8.270997
6/25/2014	6.125817	6.280524	8.125817	8.280524
7/25/2014	6.236525	6.290826	8.236525	8.290826
8/25/2014	6.193662	6.302395	8.193662	8.302395
9/25/2014	6.151516	6.314848	8.151516	8.314848
10/25/2014	6.213449	6.328182	8.213449	8.328182
11/25/2014	6.278376	6.342669	8.278376	8.342669
12/25/2014	6.186053	6.358348	8.186053	8.358348
1/25/2015	6.304173	6.37489	8.304173	8.37489
2/25/2015	6.266469	6.392814	8.266469	8.392814
3/25/2015	6.229472	6.411797	8.229472	8.411797
4/25/2015	6.298142	6.431802	8.298142	8.431802
5/25/2015	6.370035	6.452695	8.370035	8.452695
6/25/2015	6.282738	6.474002	8.282738	8.474002
7/25/2015	6.408943	6.49487	8.408943	8.49487
8/25/2015	6.377417	6.515273	8.377417	8.515273
9/25/2015	6.346379	6.534333	8.346379	8.534333
10/25/2015	6.420229	6.551593	8.420229	8.551593
11/25/2015	6.494538	6.567152	8.494538	8.567152
12/25/2015	6.404655	6.580964	8.404655	8.580964
1/25/2016	6.528144	6.592625	8.528144	8.592625
2/25/2016	6.488761	6.602558	8.488761	8.602558
3/25/2016	6.447193	6.610365	8.447193	8.610365
4/25/2016	6.511103	6.616064	8.511103	8.616064
5/25/2016	6.57521	6.620182	8.57521	8.620182
6/25/2016	6.472755	6.623104	8.472755	8.623104
7/25/2016	6.586155	6.624886	8.586155	8.624886
8/25/2016	6.534351	6.626381	8.534351	8.626381

9/25/2016	6.480473	6.627676	8.480473	8.627676
10/25/2016	6.535149	6.62914	8.535149	8.62914
11/25/2016	6.59227	6.63108	8.59227	8.63108
12/25/2016	6.483163	6.633514	8.483163	8.633514
1/25/2017	6.594887	6.636145	8.594887	8.636145
2/25/2017	6.541912	6.639405	8.541912	8.639405
3/25/2017	6.489021	6.643004	8.489021	8.643004
4/25/2017	6.546477	6.646925	8.546477	8.646925
5/25/2017	6.606482	6.651176	8.606482	8.651176
6/25/2017	6.498521	6.655515	8.498521	8.655515
7/25/2017	6.613923	6.659395	8.613923	8.659395
8/25/2017	6.562927	6.662951	8.562927	8.662951
9/25/2017	6.511913	6.66563	8.511913	8.66563
10/25/2017	6.571299	6.667206	8.571299	8.667206
11/25/2017	6.631816	6.667802	8.631816	8.667802
12/25/2017	6.521171	6.6674	8.521171	8.6674
1/25/2018	6.634685	6.665702	8.634685	8.665702
2/25/2018	6.57857	6.663056	8.57857	8.663056
3/25/2018	6.521114	6.65917	8.521114	8.65917
4/25/2018	6.57478	6.654062	8.57478	8.654062
5/25/2018	6.629469	6.648054	8.629469	8.648054
6/25/2018	6.511256	6.641338	8.511256	8.641338
7/25/2018	6.619235	6.633853	8.619235	8.633853
8/25/2018	6.555885	6.626134	8.555885	8.626134
9/25/2018	6.49129	6.618139	8.49129	8.618139
10/25/2018	6.539705	6.61005	8.539705	8.61005
11/25/2018	6.590251	6.602071	8.590251	8.602071
12/25/2018	6.467552	6.594209	8.467552	8.594209
1/25/2019	6.574164	6.586243	8.574164	8.586243
2/25/2019	6.509199	6.578482	8.509199	8.578482
3/25/2019	6.444056	6.570713	8.444056	8.570713
4/25/2019	6.49311	6.562947	8.49311	8.562947
5/25/2019	6.544337	6.555335	8.544337	8.555335
6/25/2019	6.421028	6.547886	8.421028	8.547886
7/25/2019	6.528841	6.540399	8.528841	8.540399
8/25/2019	6.463822	6.533158	8.463822	8.533158
9/25/2019	6.398699	6.525967	8.398699	8.525967
10/25/2019	6.448652	6.51884	8.448652	8.51884
11/25/2019	6.500824	6.511913	8.500824	8.511913
12/25/2019	6.3773	6.505195	8.3773	8.505195
1/25/2020	6.486537	6.498505	8.486537	8.498505
2/25/2020	6.421819	6.492098	8.421819	8.492098
3/25/2020	6.357065	6.485801	8.357065	8.485801
4/25/2020	6.408188	6.479624	8.408188	8.479624
5/25/2020	6.461573	6.473695	8.461573	8.473695
6/25/2020	6.338216	6.468021	8.338216	8.468021
7/25/2020	6.449108	6.462441	8.449108	8.462441
8/25/2020	6.385027	6.457191	8.385027	8.457191
9/25/2020	6.320979	6.452113	8.320979	8.452113
10/25/2020	6.373543	6.447217	8.373543	8.447217
11/25/2020	6.42842	6.442618	8.42842	8.442618
12/25/2020	6.305617	6.43832	8.305617	8.43832

1/25/2021	6.418428	6.43417	8.418428	8.43417
2/25/2021	6.355352	6.43038	8.355352	8.43038
3/25/2021	6.292377	6.426801	8.292377	8.426801
4/25/2021	6.346669	6.423443	8.346669	8.423443
5/25/2021	6.403301	6.420423	8.403301	8.420423
6/25/2021	6.281367	6.417765	8.281367	8.417765
7/25/2021	6.396277	6.415347	8.396277	8.415347
8/25/2021	6.334437	6.413383	8.334437	8.413383
9/25/2021	6.272753	6.411756	8.272753	8.411756
10/25/2021	6.329022	6.410481	8.329022	8.410481
11/25/2021	6.387766	6.409616	8.387766	8.409616
12/25/2021	6.267236	6.409116	8.267236	8.409116
1/25/2022	6.3848	6.408796	8.3848	8.408796
2/25/2022	6.324927	6.408787	8.324927	8.408787
3/25/2022	6.2653	6.408907	8.2653	8.408907
4/25/2022	6.323969	6.409147	8.323969	8.409147
5/25/2022	6.384841	6.40976	8.384841	8.40976
6/25/2022	6.265367	6.410969	8.265367	8.410969
7/25/2022	6.38475	6.412868	8.38475	8.412868
8/25/2022	6.325629	6.415856	8.325629	8.415856
9/25/2022	6.266699	6.420038	8.266699	8.420038
10/25/2022	6.327554	6.425496	8.327554	8.425496
11/25/2022	6.391905	6.431711	8.391905	8.431711
12/25/2022	6.276465	6.437881	8.276465	8.437881
1/25/2023	6.402213	6.443063	8.402213	8.443063
2/25/2023	6.350069	6.446593	8.350069	8.446593
3/25/2023	6.298595	6.447499	8.298595	8.447499
4/25/2023	6.363875	6.445137	8.363875	8.445137
5/25/2023	6.427964	6.439871	8.427964	8.439871
6/25/2023	6.306745	6.432252	8.306745	8.432252
7/25/2023	6.422837	6.422721	8.422837	8.422721
8/25/2023	6.355366	6.412006	8.355366	8.412006
9/25/2023	6.284792	6.400572	8.284792	8.400572
10/25/2023	6.333103	6.388922	8.333103	8.388922
11/25/2023	6.383438	6.37724	8.383438	8.37724
12/25/2023	6.251053	6.365527	8.251053	8.365527
1/25/2024	6.360214	6.353682	8.360214	8.353682
2/25/2024	6.28854	6.341843	8.28854	8.341843
3/25/2024	6.216704	6.329912	8.216704	8.329912
4/25/2024	6.264822	6.317895	8.264822	8.317895
5/25/2024	6.314971	6.305856	8.314971	8.305856
6/25/2024	6.181814	6.293797	8.181814	8.293797
7/25/2024	6.291003	6.281631	8.291003	8.281631
8/25/2024	6.218792	6.269477	8.218792	8.269477
9/25/2024	6.146449	6.257252	8.146449	8.257252
10/25/2024	6.194435	6.24496	8.194435	8.24496
11/25/2024	6.24446	6.232658	8.24446	8.232658
12/25/2024	6.110679	6.220348	8.110679	8.220348
1/25/2025	6.219931	6.207954	8.219931	8.207954
2/25/2025	6.147303	6.19558	8.147303	8.19558
3/25/2025	6.07457	6.183154	8.07457	8.183154
4/25/2025	6.12249	6.170682	8.12249	8.170682

5/25/2025	6.172455	6.158211	8.172455	8.158211
6/25/2025	6.038193	6.145742	8.038193	8.145742
7/25/2025	6.147548	6.133215	8.147548	8.133215
8/25/2025	6.074619	6.120714	8.074619	8.120714
9/25/2025	6.001614	6.108181	8.001614	8.108181
10/25/2025	6.049532	6.095622	8.049532	8.095622
11/25/2025	6.099503	6.083075	8.099503	8.083075
12/25/2025	5.964902	6.070542	7.964902	8.070542
1/25/2026	6.074402	6.057974	8.074402	8.057974
2/25/2026	6.001288	6.04544	8.001288	8.04544
3/25/2026	5.928125	6.032894	7.928125	8.032894
4/25/2026	5.976109	6.020341	7.976109	8.020341
5/25/2026	6.026154	6.007812	8.026154	8.007812
6/25/2026	5.89135	5.995308	7.89135	7.995308
7/25/2026	6.001041	5.982793	8.001041	7.982793
8/25/2026	5.927856	5.97032	7.927856	7.97032
9/25/2026	5.854648	5.957854	7.854648	7.957854
10/25/2026	5.902768	5.945399	7.902768	7.945399
11/25/2026	5.952955	5.932981	7.952955	7.932981
12/25/2026	5.818084	5.920601	7.818084	7.920601
1/25/2027	5.928013	5.908231	7.928013	7.908231
2/25/2027	5.85487	5.895912	7.85487	7.895912
3/25/2027	5.781729	5.88362	7.781729	7.88362
4/25/2027	5.830055	5.871357	7.830055	7.871357
5/25/2027	5.880455	5.859144	7.880455	7.859144
6/25/2027	5.745649	5.84698	7.745649	7.84698
7/25/2027	5.855867	5.834849	7.855867	7.834849
8/25/2027	5.782877	5.822778	7.782877	7.822778
9/25/2027	5.709913	5.810752	7.709913	7.810752
10/25/2027	5.758517	5.798774	7.758517	7.798774
11/25/2027	5.809203	5.786858	7.809203	7.786858
12/25/2027	5.674589	5.775005	7.674589	7.775005
1/25/2028	5.785152	5.763205	7.785152	7.763205
2/25/2028	5.712424	5.751475	7.712424	7.751475
3/25/2028	5.639746	5.739809	7.639746	7.739809
4/25/2028	5.688701	5.728209	7.688701	7.728209
5/25/2028	5.739746	5.716684	7.739746	7.716684
6/25/2028	5.605451	5.705234	7.605451	7.705234
7/25/2028	5.716416	5.693858	7.716416	7.693858
8/25/2028	5.644058	5.682563	7.644058	7.682563
9/25/2028	5.571773	5.671349	7.571773	7.671349
10/25/2028	5.621155	5.66022	7.621155	7.66022
11/25/2028	5.672634	5.649179	7.672634	7.649179
12/25/2028	5.538781	5.638225	7.538781	7.638225
1/25/2029	5.650208	5.627367	7.650208	7.627367
2/25/2029	5.578326	5.616599	7.578326	7.616599
3/25/2029	5.506541	5.605931	7.506541	7.605931
4/25/2029	5.556426	5.595366	7.556426	7.595366
5/25/2029	5.608416	5.584901	7.608416	7.584901
6/25/2029	5.475123	5.574538	7.475123	7.574538
7/25/2029	5.587077	5.564289	7.587077	7.564289
8/25/2029	5.515777	5.554143	7.515777	7.554143

9/25/2029	5.444596	5.544113	7.444596	7.544113
10/25/2029	5.495062	5.534204	7.495062	7.534204
11/25/2029	5.547642	5.524409	7.547642	7.524409
12/25/2029	5.415026	5.514728	7.415026	7.514728
1/25/2030	5.527572	5.505182	7.527572	7.505182
2/25/2030	5.456958	5.49575	7.456958	7.49575
3/25/2030	5.386482	5.486453	7.386482	7.486453
4/25/2030	5.437609	5.477293	7.437609	7.477293
5/25/2030	5.490859	5.468261	7.490859	7.468261
6/25/2030	5.359034	5.459357	7.359034	7.459357
7/25/2030	5.472244	5.450606	7.472244	7.450606
8/25/2030	5.402418	5.441982	7.402418	7.441982
9/25/2030	5.332751	5.433508	7.332751	7.433508
10/25/2030	5.384621	5.425187	7.384621	7.425187
11/25/2030	5.438621	5.417008	7.438621	7.417008
12/25/2030	5.307696	5.408972	7.307696	7.408972
1/25/2031	5.421638	5.401109	7.421638	7.401109
2/25/2031	5.352697	5.393387	7.352697	7.393387
3/25/2031	5.283934	5.385835	7.283934	7.385835
4/25/2031	5.336627	5.378457	7.336627	7.378457
5/25/2031	5.391465	5.371236	7.391465	7.371236
6/25/2031	5.261555	5.36417	7.261555	7.36417
7/25/2031	5.376319	5.357289	7.376319	7.357289
8/25/2031	5.30838	5.350554	7.30838	7.350554
9/25/2031	5.240639	5.343994	7.240639	7.343994
10/25/2031	5.294246	5.337612	7.294246	7.337612
11/25/2031	5.349993	5.331396	7.349993	7.331396
12/25/2031	5.221171	5.325359	7.221171	7.325359
1/25/2032	5.336786	5.319545	7.336786	7.319545
2/25/2032	5.269877	5.313923	7.269877	7.313923
3/25/2032	5.203177	5.308538	7.203177	7.308538
4/25/2032	5.257762	5.303396	7.257762	7.303396
5/25/2032	5.314554	5.298451	7.314554	7.298451
6/25/2032	5.187042	5.293668	7.187042	7.293668
7/25/2032	5.303783	5.289045	7.303783	7.289045
8/25/2032	5.238266	5.284505	7.238266	7.284505
9/25/2032	5.172995	5.280045	7.172995	7.280045
10/25/2032	5.22873	5.275657	7.22873	7.275657
11/25/2032	5.28647	5.271425	7.28647	7.271425
12/25/2032	5.159908	5.267489	7.159908	7.267489
1/25/2033	5.277126	5.264028	7.277126	7.264028
2/25/2033	5.212083	5.261137	7.212083	7.261137
3/25/2033	5.147232	5.258999	7.147232	7.258999
4/25/2033	5.203882	5.257716	7.203882	7.257716
5/25/2033	5.263361	5.257177	7.263361	7.257177
6/25/2033	5.139583	5.257239	7.139583	7.257239
7/25/2033	5.260156		7.260156	
8/25/2033	5.199528		7.199528	
9/25/2033	5.139701		7.139701	
10/25/2033	5.200718		7.200718	
11/25/2033	5.263721		7.263721	

Option One Mortgage Loan Trust, Series 2003-6

L6M = 20%
L1M = 20%

	115% Fixed PPC 100%ARM PPC	50% of 115%Fixed PPC 150%ARM PPC
	M-1 Effective Net WAC Rate	M-1 Effective Net WAC Rate
1	7.98%	7.98%
2	9.25%	9.25%
3	9.25%	9.25%
4	9.25%	9.25%
5	9.25%	9.25%
6	9.25%	9.25%
7	9.25%	9.25%
8	9.25%	9.25%
9	9.25%	9.25%
10	9.25%	9.25%
11	9.25%	9.24%
12	9.25%	9.24%
13	9.25%	9.24%
14	9.25%	9.24%
15	9.25%	9.24%
16	9.25%	9.24%
17	9.25%	9.24%
18	9.25%	9.24%
19	9.25%	9.23%
20	9.25%	9.23%
21	9.25%	9.23%
22	9.25%	9.23%
23	9.25%	9.23%
24	9.25%	8.98%
25	9.25%	8.96%
26	9.25%	8.85%
27	9.25%	8.83%
28	9.25%	8.81%
29	9.25%	8.73%
30	9.25%	8.64%
31	9.25%	8.58%
32	9.25%	8.53%
33	9.25%	8.48%
34	9.25%	8.47%
35	9.25%	8.44%

36	9.25%	8.19%
37	9.25%	8.17%
38	9.25%	8.01%
39	9.25%	7.99%
40	9.25%	8.01%
41	9.25%	7.83%
42	9.25%	7.78%
43	9.25%	7.66%
44	9.25%	7.61%
45	9.25%	7.50%
46	9.25%	7.53%
47	9.25%	7.50%
48	9.25%	7.37%
49	9.25%	7.40%
50	9.25%	7.29%
51	9.25%	7.32%
52	9.25%	7.29%
53	9.25%	7.13%
54	9.25%	7.21%
55	9.25%	7.11%
56	9.25%	7.14%
57	9.25%	7.05%
58	9.25%	7.08%
59	9.25%	7.05%
60	9.25%	6.97%
61	9.25%	6.99%
62	9.25%	6.93%
63	9.25%	6.94%
64	9.25%	6.92%
65	9.25%	6.79%
66	9.25%	6.87%
67	9.25%	6.82%
68	9.25%	6.82%
69	9.25%	6.78%
70	9.25%	6.78%
71	9.25%	6.76%
72	9.25%	6.73%
73	9.25%	6.72%
74	9.25%	6.70%
75	9.25%	6.68%
76	9.25%	6.66%
77	9.25%	6.66%
78	9.25%	6.63%
79	9.25%	6.62%
80	9.25%	6.59%
81	9.25%	6.59%
82	9.25%	6.56%
83	9.25%	6.54%
84	9.25%	6.55%
85	9.25%	6.51%

Option One Mortgage Loan Trust, Series 2003-6

115% Fixed PPC/100% ARM PPC
To Maturity
60% Loss Severity; 6months Lag

Breakeven Stress Analysis

	Forward LIBOR		Forward LIBOR + 200bps	
	CDR	Cum Loss	CDR	Cum Loss
Class M-2	6.15%	82.740MM (11.03%)	4.28%	60.076MM (8.01%)
Class M-3	5.44%	73.500MM (9.80%)	3.69%	51.927MM (6.92%)
Class M-5	3.78%	51.731MM (6.90%)	2.44%	34.514MM (4.60%)

Class M-1	At Pricing Speed to Call				
	WAL	Mod. Duration	Factor at 10	Effective Duration	Convexity
	4.915131783	4.649490364	0		
	At Pricing Speed to Maturity				
	WAL	Mod. Duration	Factor at 10	Effective Duration	Convexity
	4.915131783	4.649490364	7.260226195		
	Slow Pricing Speed to 75% of Expected - to maturity				
	WAL	Mod. Duration	Factor at 10	Duration at 10 years	
	6.367468067	5.934594836	16.90415493	2.929214488	

Investor Runs- Sub Bond Analysis

1
ACA - Solve for B/E CDR and Loss Coverage for M1

Input Assumptions:

Scenario1	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**Scenario6**	**Scenario7**
(1) Forward Libor (2) Forward + 200 (3) Forward + 400	(1) Forward Libor (2) Forward + 200 (3) Forward + 400	(1) Forward Libor (2) Forward + 200 (3) Forward + 400	(1) Forward + 200 (2) Forward + 400	(1) Forward + 200 (2) Forward + 400	(1) Forward + 200	Forward Libor + 400
40% Loss Severity	**50% Loss Severity**	**70% Loss Severity**	**40% Loss Severity**	**50% Loss Severity**	**70% Loss Severity**	**50% Loss Severity**
Pricing Speed	Pricing Speed	Pricing Speed	15%CPR	40%CPR	50%CPR	15% FRM/35% ARM

Output:

WAL Mod. Duration Factor at 10 years Effective Duration Convexity To Call B/E CDR Cum Net Loss Collateral Duration	WAL Mod. Duration Factor at 10 years Effective Duration Convexity To Maturity B/E CDR Cum Net Loss Collateral Duration	WAL Mod. Duration Factor at 10 years Effective Duration Convexity Slow Speed- 75% of Pr B/E CDR Cum Net Loss Collateral Duration	WAL Mod. Duration Factor at 10 years Effective Duration Convexity Slow Speed- 75% of Pr B/E CDR Cum Net Loss Collateral Duration	WAL Mod. Duration Factor at 10 years Effective Duration Convexity Slow Speed- 75% of Pr B/E CDR Cum Net Loss Collateral Duration	WAL Mod. Duration Factor at 10 years Effective Duration Convexity Slow Speed- 75% of Pricing B/E CDR Cum Net Loss Collateral Duration	**Solve for DM:** **2.5% CDR**

2
RABO - B/E CDR and Loss Coverage for M4 and M5

Input Assumptions:

Scenario1	**Scenario2**	**Scenario3**	**Scenario4**
(1) 85%PPC/ ARM RAMP = 4%-27%CPR months 1-12; 27%CPR months 13-22; 50%CPR months 23-27; 27%CPR thereafter	(2) Pricing:115%PPC/100%PPC	(3) 115%PPC/ ARM RAMP = 4%-27%CPR months 1-12; 27%CPR months 13-22; 50%CPR months 23-27; 27%CPR thereafter	(4)150%PPC/ARM RAMP = 4%-27%CPR months 1-12; 27%CPR months 13-22; 50%CPR months 23-27; 27%CPR thereafter
35% Loss Severity	**35% Loss Severity**	**35% Loss Severity**	**35% Loss Severity**
12month Lag To Call LIBOR Forward	12month Lag To Call LIBOR Forward	12month Lag To Call LIBOR Forward	12month Lag To Call LIBOR Forward

Output: B/E CDR and Cum Loss | B/E CDR and Cum Loss | B/E CDR and Cum Loss | B/E CDR and Cum Loss

Input Assumptions:

Scenario1	**Scenario2**	**Scenario3**	**Scenario4**
(1) 85%PPC/ ARM RAMP = 4%-27%CPR months 1-12; 27%CPR months 13-22; 50%CPR months 23-27; 27%CPR thereafter	(2) Pricing:115%PPC/100%PPC	(3) 115%PPC/ ARM RAMP = 4%-27%CPR months 1-12; 27%CPR months 13-22; 50%CPR months 23-27; 27%CPR thereafter	(4)150%PPC/ARM RAMP = 4%-27%CPR months 1-12; 27%CPR months 13-22; 50%CPR months 23-27; 27%CPR thereafter
55% Loss Severity	**55% Loss Severity**	**55% Loss Severity**	**55% Loss Severity**
12month Lag To Call LIBOR Forward	12month Lag To Call LIBOR Forward	12month Lag To Call LIBOR Forward	12month Lag To Call LIBOR Forward

Output: B/E CDR and Cum Loss | B/E CDR and Cum Loss | B/E CDR and Cum Loss | B/E CDR and Cum Loss

3
BOTREE - B/E CDR and Loss Coverage for M3 and M4

Input Assumptions: 40% Loss Severity

12m Lag
Pricing speed

Output: B/E CDR and Cum Loss:

4 **TCW**
Run the AFC schedule
slowing down the fixed rate speed by 1/2 and speeding up the floating rate speeds 1.5.

Run the 1st dollar of loss on the m1(Break even cdr) at 50% of pricing speed and 150% of pricing speed.

5 **ETRADE B/E and Loss Coverage by Rating**

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA	19.0	26.7	39.6	4,800,746.81 (12.64%)	3,580,677.07 (11.14%)	6,215,514.44 (10.16%)
A	11.6	15.5	22.6	67,127,424.20 (8.95%)	54,548,205.15 (7.27%)	46,117,290.20 (6.15%)
A-	10.1	13.0	18.8	60,279,429.80 (8.04%)	46,937,039.33 (6.26%)	38,455,338.20 (5.13%)
BBB+	8.3	10.3	14.1	51,591,051.66 (6.88%)	38,612,321.62 (5.15%)	29,717,593.48 (3.96%)
BBB	6.9	8.1	10.5	44,422,845.09 (5.92%)	31,114,197.76 (4.15%)	22,204,119.36 (2.96%)
BBB-	5.5	6.0	6.7	36,518,951.16 (4.87%)	23,831,891.88 (3.18%)	14,592,031.13 (1.95%)

6 **STATE STREET - B/E and Loss Coverage for M5**

Input Assumptions:

- 12 mo. lag
- Loss severity = 40%
- Run to maturity
- Triggers fail

(a) B/E Loss Analysis Flat CDR analysis

(b) Break even cum. defaults and corresponding losses as a multiple of the baseline cum. default curve which is shown below:

Year	Baseline Cum. Defaults
1	0
2	1.5
3	3.375
4	4.875
5	6.375
6	7.125
7	7.5

The baseline cumulative default corresponds to 3% cum. losses.

Cases:

- Speeds: 50, 100, 150, 200 PPC

- Curve: spot, forward, forward + 200

Output: We need average life for each case run, break even loss for (a) yield loss and (b) Principal loss

7 **MKP Capital (M2 through M6)**

Input #1: **25% Severity**
Forward and Forward +200

Output #1: **Excess Spread runs**

Input #2:

<u>CDR Vector</u>
Months 1-24, CDR ramps from 0-8%
Months 25-48, CDR constant 8%
Months 49-120, CDR ramps from 8% to 5%
Month 121 to end, CDR constant at 5%

<u>CPR for Fixed</u>
Months 1-12, CPR ramps from 0-18%
Months 13-24, CPR constant 18%
Months 25-120, CPR ramps from 18% to 21%
Month 121 to end, CPR constant at 21%

<u>CPR for Floating</u>
Months 1-18, CPR ramps from 0-30%
Months 19-24, CPR ramps from 30% to 50%
Months 25-40, CPR ramps from 50% to 30%
Month 41 to end, CPR constant at 30%

Forward Libor
35% Severity
Run to Call & Maturity
12 month lag to recovery

Output #2: What multiple of CDR vector class experiences first loss, also provide cumulative loss

Option One Mortgage Loan Trust, Series 2003-6

Class M-4

Fixed/Arm Prepayment	Break Even* CDR	Cum Loss	Break Even* CDR	Cum Loss
85%PPC/ARM-Ramp2	7.20%	51.816MM (6.91%)	4.33%	52.829MM (7.04%)
Pricing:115%PPC/100%PPC	7.93%	51.435MM (6.86%)	4.85%	52.501MM (7.00%)
115%PPC/ARM-Ramp2	7.81%	50.571MM (6.74%)	4.77%	51.846MM (6.91%)
150%PPC/ARM Ramp2	8.36%	49.116MM (6.55%)	5.12%	50.469MM (6.73%)
	35%Loss Severity 12month Lag To Call	35%Loss Severity 12month Lag To Call	55%Loss Severity 12month Lag To Call	55%Loss Severity 12month Lag To Call

* LIBOR Forward
ARM RAMP2 = 4%-27%CPR months 1-12; 27%CPR months 13-22; 50%CPR months 23-27; 27%CPR thereafter
ARM RAMP1 = 4%-27%CPR months 1-12; 27%CPR thereafter

Class M-5

Fixed/Arm Prepayment	Break Even* CDR	Cum Loss	Break Even* CDR	Cum Loss
85%PPC/ARM-Ramp1	5.83%	43.425MM (5.79%)	3.55%	44.251MM (5.90%)
Pricing:115%PPC/100%	6.49%	43.315MM (5.78%)	3.99%	44.113MM (5.88%)
115%PPC/ARM-Ramp1	6.39%	42.596MM (5.68%)	3.92%	43.529MM (5.80%)
150%PPC/ARM Ramp1	6.88%	41.581MM (5.54%)	4.24%	42.477MM (5.66%)
	35%Loss Severity 12month Lag To Call	35%Loss Severity 12month Lag To Call	55%Loss Severity 12month Lag To Call	55%Loss Severity 12month Lag To Call

* LIBOR Forward

OPTION ONE®

MORTGAGE CORPORATION

Banc One
Capital Markets, Inc.

A BANK ONE Company

RMBS New Issue Term Sheet

$741,750,000 (approximate)

Option One Mortgage Loan Trust, Series 2003-6

Offered Classes: A-1, A-2, A-3, M-1, M-2, M-3, M-4, M-5 & M-6

Option One Mortgage Acceptance Corporation

Depositor

Option One Mortgage Corporation

Originator and Master Servicer

September 24, 2003

Option One Mortgage Loan Trust 2003-6 Asset Backed Certificates, Series 2003-6

Certificates									
Class	*Expected* Approximate Size*	Interest Type	Principal Type	*Expected* WAL (yrs) *Call/Mat*	*Expected* Principal Window (mos) *Call/Mat*	*Expected* Last Distribution Date *Call/Mat****	*Expected* Ratings		
							Fitch	Moody's	S&P
A-1 **	477,151,000	Floating	Sen	2.91 / 3.14	1-85 / 1-192	Nov-10 / Oct-19	AAA	Aaa	AAA
A-2	140,861,000	Floating	Sen	2.90 / 3.11	1-85 / 1-189	Nov-10 / Jul-19	AAA	Aaa	AAA
A-3	25,113,000	Floating	Sen Mezz	2.91 / 3.14	1-85 / 1-192	Nov-10 / Oct-19	AAA	Aaa	AAA
M-1	37,500,000	Floating	Mezz	4.92 / 5.37	38-85 / 38-147	Nov-10 / Jan-16	AA+	Aa2	AA+
M-2	30,000,000	Floating	Mezz	4.90 / 5.28	37-85 / 37-131	Nov-10 / Sept-14	A+	A2	AA
M-3	7,500,000	Floating	Mezz	4.90 / 5.17	37-85 / 37-111	Nov-10 / Jan-13	A	A3	AA-
M-4	8,625,000	Floating	Mezz	4.90 / 5.08	37-85 / 37-104	Nov-10 / Jun-12	A-	Baa1	A
M-5	7,500,000	Floating	Mezz	4.88 / 4.92	37-85 / 37-93	Nov-10 / Jul-11	BBB+	Baa2	BBB
M-6	7,500,000	Floating	Mezz	4.55 / 4.55	37-79 / 37-79	May-10 / May-10	BBB	Baa3	BBB-

* The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.
** The Class A-1 Certificates will be offered pursuant to the prospectus, however, are not offered by this term sheet.
*** The Expected Last Distribution Date is calculated based on the Pricing Speed.

Structure:

(1) The Class A-1 and Class A-3 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans.
(2) The margins on the Class A Certificates will double and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will be equal to 1.5x the original margins after the Optional Termination Date.
(3) Each class of Offered Certificates will be subject to a Net WAC Rate as described herein.
(4) The Mezzanine Certificates will not receive principal distributions prior to the Stepdown Date.

Pricing Speed:	
Adjustable-rate Mortgage Loans	**100% ARM PPC** 100% ARM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.348% each month to 35% CPR in month twenty-four, and remain at 35% CPR thereafter.
Fixed-rate Mortgage Loans	**115% FRM PPC** 100% FRM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.455% each month to 20% CPR in month twelve, and remain at 20% CPR thereafter.

Summary of Important Dates

Deal Information		*Collateral Information*	
Expected Pricing	09/25/2003	Cut-off Date	10/01/2003
Expected Settlement	10/14/2003	Next Payment	11/01/2003
First Distribution	11/25/2003	Statistical Calculation Date	09/01/2003
Expected Stepdown	11/25/2006		

Bond Information

Class	Dated Date	Initial Accrual Days	Accrual Method	Delay Days	*Expected* Last Distribution Date (Call/Mat) *	Stated Maturity Date **
A-1	10/14/2003	0	Act/360	0	Nov-10 / Oct-19	[11/01/2033]
A-2	10/14/2003	0	Act/360	0	Nov-10 / July-19	[11/01/2033]
A-3	10/14/2003	0	Act/360	0	Nov-10 / Oct-19	[11/01/2033]
M-1	10/14/2003	0	Act/360	0	Nov-10 / Jan-16	[11/01/2033]
M-2	10/14/2003	0	Act/360	0	Nov-10 / Sept-14	[11/01/2033]
M-3	10/14/2003	0	Act/360	0	Nov-10 / Jan-13	[11/01/2033]
M-4	10/14/2003	0	Act/360	0	Nov-10 / June-12	[11/01/2033]
M-5	10/14/2003	0	Act/360	0	Nov-10 / Jul-11	[11/01/2033]
M-6	10/14/2003	0	Act/360	0	May-10 / May-10	[11/01/2033]

* The Expected Last Scheduled Distribution Date is calculated based on the Pricing Speed.

** The Maturity Date is the Distribution Date following the maturity date for the Mortgage Loan with the latest possible maturity date.

SUMMARY OF TERMS

Title of Securities:	Option One Mortgage Loan Trust 2003-6 Asset Backed Certificates, Series 2003-6
Offered Certificates:	The Class A-1, the Class A-2 and the Class A-3 (together, the "Class A Certificates") and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and the Class M-6 Certificates (collectively the "Mezzanine Certificates").
Offering Type:	All the Offered Certificates will be offered publicly pursuant to a Prospectus.
Originator and Master Servicer:	Option One Mortgage Corporation
Trustee and Custodian:	Wells Fargo Bank Minnesota, National Association
Depositor:	Option One Mortgage Acceptance Corporation
Co-Lead Managers:	Banc One Capital Markets, Inc., Banc of America Securities LLC and RBS Greenwich Capital Markets, Inc.
Co-Managers:	H&R Block Financial Advisors Inc. and UBS Warburg LLC
PMI Insurer:	Mortgage Guaranty Insurance Corporation ("MGIC")
Closing Date:	On or about October [14], 2003
Tax Status:	The Offered Certificates will be treated as evidencing ownership of debt instruments in a REMIC for federal income tax purposes.
ERISA Eligibility:	Each class of Offered Certificates is expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates are *not* expected to constitute "mortgage related securities" for purposes of SMMEA.
Distribution Dates:	The 25th of each month, or if such day is not a business day, the next succeeding business day, beginning in November 2003.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settle flat).
Day Count:	With respect to the Offered Certificates, Actual/360.
Payment Delay:	With respect to the Offered Certificates, 0 days.
Stepped Servicing Fees:	0.30% per annum on the aggregate principal balance of the Mortgage Loans for months 1 through 10 from the month of the Closing Date, 0.40% per annum on the aggregate principal balance of the Mortgage Loans for months 11 through 30 from the month of the Closing Date, 0.65% per annum on the aggregate principal balance of the Mortgage Loans for months 31 and thereafter from the month of the Closing Date.
Trustee Fees:	0.0030% per annum on the aggregate principal balance of the Mortgage Loans.
Statistical Calculation Date:	September 1, 2003

SUMMARY OF TERMS (Cont'd)

Cut-off Date: For each Mortgage Loan in the mortgage pool on the Closing Date, the later of (i) the origination date of such Mortgage Loan or (ii) the close of business October 1, 2003. For each Mortgage Loan subsequently acquired by the trust with funds from the Pre-Funding Accounts, the later of (i) the origination date for such loan or (ii) the first day of the month in which such loan was acquired.

Initial Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $400,163,154.50, of which: (i) approximately $312,517,446.54 consisted of a pool of conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "Group I Initial Mortgage Loans") and (ii) approximately $87,645,707.96 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "Group II Initial Mortgage Loans" and together with the Group I Initial Mortgage Loans, the "Initial Mortgage Loans"). The aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to equal approximately $562,500,000 after the deposit of additional Mortgage Loans on or before the Closing Date (the "Mortgage Loans as of the Cut-off Date"). See the attached collateral descriptions for additional information on the Initial Mortgage Loans as of the Statistical Calculation Date.

Group I Pre-Funding Amount: A Group I Pre-Funding Account will be established on the Closing Date into which approximately $[145,330,175] will be deposited (the "Group I Pre-Funded Amount"). These funds will be used to purchase subsequent conforming balance fixed rate and adjustable rate Mortgage Loans for deposit in Loan Group I and together with the Group I Initial Mortgage Loans, the "Group I Mortgage Loans". On or prior to October 31, 2003 (the "Pre-Funding Period"), the amounts on deposit in the Pre-Funding Account will be used to purchase subsequent Mortgage Loans (to the extent available) having similar characteristics as the Group I Initial Mortgage Loans (with any unused portion of the Group I Pre-Funded Amount to be distributed as principal to the Class A-1 and Class A-3 Certificates). See "Description of the Collateral".

Group II Pre-Funding Amount: A Group II Pre-Funding Account (together with the Group I Pre-Funding Account, the "Pre-Funding Accounts") will be established on the Closing Date into which approximately $[40,757,936] will be deposited (the "Group II Pre-Funded Amount"). These funds will be used to purchase subsequent conforming and non-conforming fixed rate and adjustable rate Mortgage Loans for deposit in Loan Group II and together with the Group II Initial Mortgage Loans, the "Group II Mortgage Loans". During the Pre-Funding Period, the amounts on deposit in the Group II Account will be used to purchase subsequent Mortgage Loans (to the extent available) having similar characteristics as the Group II Initial Mortgage Loans (with any unused portion of the Group II Pre-Funded Amount to be distributed as principal to the Class A-2 Certificates). See "Description of the Collateral".

Optional Termination Date: The Master Servicer will have the right to purchase all of the Group I and Group II Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans in both loan groups is less than or equal to 10% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the related Cut-off Date, (ii) the original Group I Pre-Funded Amount and (iii) the Group II Pre-Funded Amount. In the event the Master Servicer fails to exercise its right to such termination, the NIMS Insurer, if any, will have the ability to exercise the termination.

Monthly Master Servicer Advances: The Master Servicer will be obligated to advance its own funds in an amount equal to the aggregate of all payments of principal and interest (net of Servicing Fees) that were due during the related due period on the Mortgage Loans. Advances are required to be made only to the extent they are deemed by the Master Servicer to be recoverable from related late collections, insurance proceeds, condemnation proceeds or liquidation proceeds.

CREDIT ENHANCEMENT

Credit Enhancement: Credit enhancement for the structure is provided by Excess Cashflow, overcollateralization, subordination, and the PMI Policy.

Certificate Credit Enhancement

(1) The Class A Certificates are enhanced by the PMI Policy, Excess Cashflow, subordination of the Mezzanine Certificates, and the Overcollateralization Amount.

(2) The Class M-1 Certificates are enhanced by the PMI Policy, Excess Cashflow, approximately 8.15% in subordinate certificates and the Overcollateralization Amount

(3) The Class M-2 Certificates are enhanced by the PMI Policy, Excess Cashflow, approximately 4.15% in subordinate certificates and the Overcollateralization Amount.

(4) The Class M-3 Certificates are enhanced by the PMI Policy, Excess Cashflow, approximately 3.15% in subordinate certificates and the Overcollateralization Amount.

(5) The Class M-4 Certificates are enhanced by the PMI Policy, Excess Cashflow, approximately 2.00% in subordinate certificates and the Overcollateralization Amount.

(6) The Class M-5 Certificates are enhanced by the PMI Policy, Excess Cashflow, approximately 1.00% in subordinate certificates and the Overcollateralization Amount.

(7) The Class M-6 Certificates are enhanced by the PMI Policy, Excess Cashflow, and the Overcollateralization Amount.

PMI Policy: As of the Statistical Calculation Date, approximately 61.85% of the Initial Mortgage Loans with LTV's above 60% will be covered by a mortgage insurance policy (the "PMI Policy") issued by MGIC. For each of those Mortgage Loans, MGIC provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property. It is expected that MGIC will provide such coverage on a similar percentage of subsequent Mortgage Loans.

***Expected* Overcollateralization Target Amount:** Prior to the Stepdown Date, the Overcollateralization Target Amount will be approximately 1.10% of the sum of (i) the aggregate Principal Balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date. The Overcollateralization Target Amount on or after the Stepdown Date will be the lesser of approximately (a) 1.10% of the sum of (i) the aggregate Principal Balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) amounts on deposit in the Pre-Funding Accounts on the Closing Date and (b) 2.20% of the aggregate Principal Balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the sum of (i) the aggregate Principal Balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) amounts on deposit in the Pre-Funding Accounts on the Closing Date; provided however, if a Trigger Event is in effect on the related Distribution Date, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount for the previous Distribution Date.

CREDIT ENHANCEMENT (Cont'd)

Expected Credit Support Percentage:

Class	Initial Credit Support	After Stepdown Support
A	14.25%	28.50%
M-1	9.25%	18.50%
M-2	5.25%	10.50%
M-3	4.25%	8.50%
M-4	3.10%	6.20%
M-5	2.10%	4.20%
M-6	1.10%	2.20%

Overcollateralization Amount: The Overcollateralization Amount is equal to the excess of the aggregate principal balance of the Mortgage Loans and any remaining amounts in the Pre-Funding Accounts over the aggregate principal balance of the Offered Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount is expected to equal the Overcollateralization Target Amount. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Overcollateralization Release Amount: The Overcollateralization Release Amount means, with respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (assuming that 100% of the aggregate Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralization Deficiency Amount: The Overcollateralization Deficiency Amount is the excess, if any, of (a) the Overcollateralization Target Amount for such Distribution Date over (b) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the certificate principal balances of all classes of Certificates resulting from the distribution of the Basic Principal Distribution Amount (but not the Extra Principal Distribution Amount) on such Distribution Date, but prior to taking into account any Realized Losses allocated to any class of Certificates on such Distribution Date.

CREDIT ENHANCEMENT (Cont'd)

Available Funds: Available Funds will be equal to the sum of the following amounts with respect to the Mortgage Loans, net of amounts reimbursable therefrom to the Master Servicer or the Trustee: (i) the aggregate amount of monthly payments on the Mortgage Loans due on the related Due Date and received by the Master Servicer by the Determination Date, after deduction of the Trustee Fee for such Distribution Date, the Servicing Fee for such Distribution Date, any accrued and unpaid Servicing Fees and Trustee Fees in respect of any prior Distribution Dates, and any PMI Policy fee for such Distribution Date (ii) unscheduled payments in respect of the Mortgage Loans, including prepayments, Insurance Proceeds, Net Liquidation Proceeds and proceeds from repurchases of and substitutions for such Mortgage Loans occurring during the related Prepayment Period, excluding prepayment charges, (iii) payments from the Master Servicer in connection with Advances and Prepayment Interest Shortfalls for such Distribution Date and (iv) amounts transferred from the Interest Coverage Accounts and, at the end of the Funding Period, any excess amounts transferred from the Pre-Funding Accounts.

Excess Cashflow: For the Certificates and each Distribution Date is equal to the sum of (x) any Overcollateralization Release Amount and (y) the excess, if any, of the Available Funds over the sum of (i) the current and unpaid interest paid on the Class A Certificates and the current interest paid on the Mezzanine Certificates and (ii) the Principal Remittance Amount.

Stepdown Date: The earlier to occur of (i) the Distribution Date on which the aggregate principal balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (a) the Distribution Date in November 2006 and (b) the first Distribution Date on which the Credit Enhancement Percentage (after taking into account distributions of principal on such Distribution Date) is greater than or equal to 28.50%. The Credit Enhancement Percentage is obtained by dividing (x) the aggregate certificate principal balance of the Mezzanine Certificates and the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans plus any remaining funds in the Pre-Funding Accounts.

Trigger Event: A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date (i) if the 60+ day delinquency percentage (including loans that are in bankruptcy or foreclosure and are 60+ days delinquent or that are REO) is greater than [56]% of the Credit Enhancement Percentage or (ii) if the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
November 2006 – October 2007	[2.00]%
November 2007 – October 2008	[2.75]%
November 2008 – October 2009	[3.25]%
November 2009 and after	[3.50]%

PASS-THROUGH RATES

The Pass-Through Rate for each class of the Offered Certificates for any Distribution Date will be the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate for such Distribution Date.

Formula Rate:

The Formula Rate is the lesser of:

(i) the sum of (a) one-month LIBOR as determined for the related period and (b) the certificate margin for the applicable class, and

(ii) the Maximum Cap Rate for such Distribution Date plus the excess of the maximum rate set forth in the related Cap Contract minus the strike rate in such related Cap Contract.

On each Distribution Date after the Optional Termination Date, the certificate margins for the Class A Certificates will be 2 times their respective initial margins, and the certificate margins for the Mezzanine Certificates will be 1.5 times their respective initial margins.

Adjusted Net Mortgage Rate: The "Adjusted Net Mortgage Rate" for each Mortgage Loan is equal to the mortgage rate less the sum of (i) the Servicing Fee Rate, (ii) the Trustee Fee Rate and (iii) the PMI Policy fee Rate, if applicable.

Adjusted Net Maximum Mortgage Rate: The "Adjusted Net Maximum Mortgage Rate" for each Mortgage Loan is equal to the maximum mortgage rate (or the mortgage rate in the case of any Fixed Rate Mortgage Loan) less the sum of (i) the Servicing Fee Rate, (ii) the Trustee Fee Rate and (iii) the PMI Policy fee Rate, if applicable.

Maximum Cap Rate:

The Maximum Cap Rate for the Offered Certificates and any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans.

Net WAC Rate:

The Net WAC Rate for the Offered Certificates on any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans.

Net WAC Rate Carryover Amount:

The "Net WAC Rate Carryover Amount" for any class of Offered Certificates and any Distribution Date is equal to the sum of (1) the excess of the amount of interest that would have accrued had the Net WAC Rate not applied over the amount of interest actually accrued on such class based on the related Net WAC Rate, (2) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date, and (3) accrued interest at the related Formula Rate on the amount in clause (2) for the most recently ended interest accrual period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates on a subordinated basis to the extent of funds available.

YIELD MAINTENANCE AGREEMENT AND STRIKE RATES FOR THE CLASS A-1 & A-3

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with [Bank of America N.A.] (the "Counterparty") for the benefit of the A1 and A3 Certificates. The notional balance of the Yield Maintenance Agreement and the strike prices are in the table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds 9.25%. The Yield Maintenance Agreement will terminate after the Distribution Date in February 2007.

Yield Maintenance Agreement Schedule

Period	Notional	Strike
1	502,264,000	4.06%
2	499,769,280	5.81%
3	496,070,001	5.61%
4	491,630,644	5.62%
5	486,456,482	6.03%
6	480,555,648	5.62%
7	473,939,158	5.81%
8	466,620,914	5.62%
9	458,617,697	5.81%
10	449,949,132	5.62%
11	440,637,638	5.52%
12	430,708,537	5.72%
13	420,430,793	5.52%
14	409,839,613	5.72%
15	399,038,632	5.52%
16	388,043,684	5.52%
17	376,871,744	6.15%
18	365,540,838	5.52%
19	354,069,958	5.72%
20	342,478,958	5.52%
21	330,788,455	5.71%
22	319,019,719	5.52%
23	307,194,554	5.52%
24	295,336,947	6.90%
25	283,797,253	6.68%
26	272,527,118	7.34%
27	261,635,059	7.08%
28	251,088,845	7.07%
29	240,877,135	7.85%
30	230,989,011	7.42%
31	221,424,933	7.43%
32	212,163,106	7.30%
33	203,197,138	7.54%
34	194,513,508	7.27%
35	186,103,023	7.26%
36	177,956,825	7.95%
37	170,076,689	7.71%
38	170,076,689	8.13%
39	170,076,689	7.84%
40	165,424,761	7.83%

YIELD MAINTENANCE AGREEMENT AND STRIKE RATES FOR THE CLASS A-2

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with [Bank of America N.A.] (the "Counterparty") for the benefit of the A-2 Certificates. The notional balance of the Yield Maintenance Agreement and the strike prices are in the table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds 9.25%. The Yield Maintenance Agreement will terminate after the Distribution Date in November 2010.

Yield Maintenance Agreement Schedule

Period	Notional	Strike	Period	Notional	Strike
1	140,861,000	4.37%	44	40,719,219	8.78%
2	140,161,095	6.12%	45	39,491,709	9.05%
3	139,122,303	5.92%	46	38,302,523	8.75%
4	137,877,003	5.92%	47	37,150,422	8.73%
5	136,426,684	6.33%	48	36,034,210	9.04%
6	134,773,624	5.92%	49	34,952,837	8.73%
7	132,920,904	6.12%	50	33,905,072	9.01%
8	130,872,406	5.92%	51	32,889,868	8.70%
9	128,632,810	6.12%	52	31,906,142	8.69%
10	126,207,587	5.92%	53	30,952,884	9.25%
11	123,602,982	5.83%	54	30,029,117	8.68%
12	120,825,998	6.02%	55	29,133,971	8.96%
13	117,939,435	5.83%	56	28,266,453	8.66%
14	114,962,343	6.02%	57	27,425,704	8.93%
15	111,922,637	5.82%	58	26,610,843	8.62%
16	108,824,981	5.82%	59	25,821,045	8.61%
17	105,674,364	6.45%	60	25,055,509	8.87%
18	102,476,076	5.82%	61	24,313,465	8.57%
19	99,235,687	6.02%	62	23,594,163	8.84%
20	95,959,009	5.83%	63	22,896,883	8.53%
21	92,652,076	6.02%	64	22,220,924	8.52%
22	89,321,103	5.83%	65	21,565,611	9.25%
23	85,972,460	5.83%	66	20,930,289	8.48%
24	82,612,633	7.29%	67	20,314,327	8.74%
25	79,349,103	7.05%	68	19,717,112	8.44%
26	76,161,600	7.72%	69	19,138,051	8.71%
27	73,082,374	7.46%	70	18,576,574	8.41%
28	70,101,708	7.45%	71	18,032,125	8.39%
29	67,216,352	8.25%	72	17,504,169	8.65%
30	64,423,163	7.84%	73	16,992,187	8.35%
31	61,722,667	7.84%	74	16,495,678	8.61%
32	59,108,134	7.72%	75	16,014,156	8.32%
33	56,577,912	7.96%	76	15,547,151	8.30%
34	54,128,025	7.70%	77	15,094,210	9.17%
35	51,755,841	7.68%	78	14,654,892	8.26%
36	49,458,816	8.44%	79	14,228,773	8.52%
37	47,238,046	8.16%	80	13,815,440	8.23%
38	47,238,046	8.60%	81	13,414,495	8.48%
39	47,238,046	8.31%	82	13,025,553	8.19%
40	46,044,015	8.29%	83	12,648,241	8.18%
41	44,647,776	9.16%	84	12,282,196	8.43%
42	43,295,387	8.67%	85	11,927,071	8.14%
43	41,986,822	8.94%			

YIELD MAINTENANCE AGREEMENT AND STRIKE RATES FOR THE CLASS M-1, M-2, M-3, M-4, M-5 & M-6

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with [Bank of America N.A.] (the "Counterparty") for the benefit of the Class Mezzanine Certificates. The notional balance of the Yield Maintenance Agreement and the strike prices are in the table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds 9.25%. The Yield Maintenance Agreement will terminate after the Distribution Date in November 2010.

Yield Maintenance Agreement Schedule					
Period	Notional	Strike	Period	Notional	Strike
1	98,625,000	4.38%	44	68,866,562	8.65%
2	98,625,000	6.14%	45	66,809,377	8.92%
3	98,625,000	5.94%	46	64,815,983	8.61%
4	98,625,000	5.94%	47	62,884,329	8.59%
5	98,625,000	6.35%	48	61,012,435	8.89%
6	98,625,000	5.94%	49	59,198,519	8.59%
7	98,625,000	6.14%	50	57,440,629	8.87%
8	98,625,000	5.94%	51	55,736,986	8.56%
9	98,625,000	6.14%	52	54,085,793	8.54%
10	98,625,000	5.94%	53	52,485,377	9.11%
11	98,625,000	5.84%	54	50,934,118	8.53%
12	98,625,000	6.04%	55	49,430,545	8.80%
13	98,625,000	5.85%	56	47,973,073	8.51%
14	98,625,000	6.04%	57	46,560,246	8.77%
15	98,625,000	5.85%	58	45,190,601	8.47%
16	98,625,000	5.85%	59	43,781,898	8.45%
17	98,625,000	6.47%	60	42,386,867	8.71%
18	98,625,000	5.85%	61	41,034,322	8.41%
19	98,625,000	6.04%	62	39,722,918	8.67%
20	98,625,000	5.84%	63	38,451,356	8.37%
21	98,625,000	6.04%	64	37,218,379	8.35%
22	98,625,000	5.84%	65	36,022,770	9.23%
23	98,625,000	5.85%	66	34,863,352	8.32%
24	98,625,000	7.24%	67	33,738,988	8.57%
25	98,625,000	7.02%	68	32,648,576	8.28%
26	98,625,000	7.68%	69	31,591,050	8.53%
27	98,625,000	7.42%	70	30,565,379	8.24%
28	98,625,000	7.41%	71	29,570,567	8.22%
29	98,625,000	8.20%	72	28,605,647	8.47%
30	98,625,000	7.77%	73	27,669,686	8.18%
31	98,625,000	7.78%	74	26,761,780	8.43%
32	98,625,000	7.65%	75	25,881,055	8.14%
33	98,625,000	7.89%	76	25,026,664	8.12%
34	98,625,000	7.62%	77	24,197,789	8.97%
35	98,625,000	7.61%	78	23,393,637	8.08%
36	98,625,000	8.31%	79	22,613,440	8.33%
37	98,625,000	8.07%	80	21,856,458	8.05%
38	90,175,298	8.49%	81	21,121,970	8.30%
39	80,912,368	8.20%	82	20,409,282	8.01%
40	77,785,018	8.19%	83	19,717,720	7.99%
41	75,447,314	9.05%	84	19,046,634	8.24%
42	73,182,542	8.53%	85	18,395,392	7.95%
43	70,990,423	8.82%			

INTEREST DISTRIBUTIONS

I. On each Distribution Date, the Group I Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) concurrently, to the holders of the Class A-1 and Class A-3 Certificates, *pro rata*, current interest for such Distribution Date;

(ii) concurrently, to the holders of the Class A-1 and Class A-3 Certificates, *pro rata*, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date; and

(iii) to the holders of the Class A-2 Certificates, the remaining current interest and remaining Unpaid Interest Shortfall Amount, if any, for such class for such Distribution Date to the extent not distributed pursuant to II(i) and II(ii) below.

II. On each Distribution Date, the Group II Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) to the holders of the Class A-2 Certificates, current interest for such Distribution Date;

(ii) to the holders of the Class A-2 Certificates, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date; and

(iii) concurrently, to the holders of the Class A-1 and Class A-3 Certificates, *pro rata*, the remaining current interest and remaining Unpaid Interest Shortfall Amount, if any, for such class for such Distribution Date to the extent not distributed pursuant to I(i) and I(ii) above.

III. On each Distribution Date, following the distributions made pursuant to clauses I and II above, the Trustee shall make the following disbursements and transfers in the order of priority described below, in each case to the extent of the sum of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount remaining undistributed for such Distribution Date:

(i) to the holders of the Class M-1 Certificates, current interest for such class for such Distribution Date;

(ii) to the holders of the Class M-2 Certificates, current interest for such class for such Distribution Date;

(iii) to the holders of the Class M-3 Certificates, current interest for such class for such Distribution Date;

(iv) to the holders of the Class M-4 Certificates, current interest for such class for such Distribution Date;

(v) to the holders of the Class M-5 Certificates, current interest for such class for such Distribution Date;

(vi) to the holders of the Class M-6 Certificates, current interest for such class for such Distribution Date; and

(vii) any remainder as described under "Excess Cashflow Distribution".

PRINCIPAL DISTRIBUTIONS

I. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) concurrently, to the holders of the Class A-1 and Class A-3 Certificates, *pro rata*, until the certificate principal balances thereof have been reduced to zero; and

(ii) to the holders of the Class A-2 Certificates, until the certificate principal balance thereof has been reduced to zero, to the extent not distributed pursuant to II(i) below.

II. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group II Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-2 Certificates, until the certificate principal balance thereof has been reduced to zero; and

(ii) concurrently, to the holders of the Class A-1 and Class A-3 Certificates, *pro rata*, until the certificate principal balances have been reduced to zero, to the extent not distributed pursuant to I(i) above.

III. On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, distributions in respect of principal to the extent of the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount remaining undistributed after I and II above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the Class M-1 Certificates until the certificate principal balance is reduced to zero;

(ii) to the Class M-2 Certificates until the certificate principal balance is reduced to zero;

(iii) to the Class M-3 Certificates until the certificate principal balance is reduced to zero;

(iv) to the Class M-4 Certificates until the certificate principal balance is reduced to zero;

(v) to the Class M-5 Certificates until the certificate principal balance is reduced to zero; and

(vi) to the Class M-6 Certificates until the certificate principal balance is reduced to zero.

PRINCIPAL DISTRIBUTIONS (Cont'd)

IV. On each Distribution Date, (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) concurrently, to the holders of the Class A-1 and Class A-3 Certificates, *pro rata*, the Class A-1/A-3 Principal Distribution Amount, until the certificate principal balances thereof have been reduced to zero; and

(ii) to the holders of the Class A-2 Certificates, the Class A-2 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero, to the extent not distributed pursuant to V(i) below.

V. On each Distribution Date, (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group II Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-2 Certificates, the Class A-2 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero; and

(ii) concurrently, to the holders of the Class A-1 and Class A-3 Certificates, *pro rata*, the Class A-1/A-3 Principal Distribution Amount, until the certificate principal balances thereof have been reduced to zero, to the extent not distributed pursuant to IV(i) above.

VI. On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, distributions in respect of principal to the extent of the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount remaining undistributed after IV and V above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(ii) to the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(iii) to the Class M-3 Certificates, the Class M-3 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(iv) to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(v) to the Class M-5 Certificates, the Class M-5 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero; and

(vi) to the Class M-6 Certificates, the Class M-6 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero.

EXCESS CASHFLOW DISTRIBUTION

On each Distribution Date, any excess cashflow shall be paid as follows:

(i) to build or maintain the Overcollateralization Amount to the Overcollateralization Target Amount;

(ii) to the Class A-3 Certificates, any Allocated Realized Loss Amounts;

(iii) to the Class M-1 Certificates, any unpaid interest (with interest);

(iv) to the Class M-1 Certificates, any Allocated Realized Loss Amounts;

(v) to the Class M-2 Certificates, any unpaid interest (with interest);

(vi) to the Class M-2 Certificates, any Allocated Realized Loss Amounts;

(vii) to the Class M-3 Certificates, any unpaid interest (with interest);

(viii) to the Class M-3 Certificates, any Allocated Realized Loss Amounts;

(ix) to the Class M-4 Certificates, any unpaid interest (with interest);

(x) to the Class M-4 Certificates, any Allocated Realized Loss Amounts;

(xi) to the Class M-5 Certificates, any unpaid interest (with interest);

(xii) to the Class M-5 Certificates, any Allocated Realized Loss Amounts;

(xiii) to the Class M-6 Certificates, any unpaid interest (with interest);

(xiv) to the Class M-6 Certificates, any Allocated Realized Loss Amounts;

(xv) to pay any Net WAC Rate Carryover Amounts after giving effect to any prepayments under the Yield Maintenance Agreement; and

(xvi) any remaining amounts to Certificates which are not offered.

DEFINITIONS

Unpaid Interest Shortfall Amount:

The "Unpaid Interest Shortfall Amount" means (i) for each class of Offered Certificates and the first Distribution Date, zero, and (ii) with respect to each class of Offered Certificates and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) current interest for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not distributed on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class for the related Interest Accrual Period.

Allocated Realized Loss Amount:

An Allocated Realized Loss Amount with respect to any class of Mezzanine Certificates or the Class A-3 Certificates and any Distribution Date is an amount equal to the sum of any Realized Loss allocated to that class of Certificates on such Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Realized Loss:

Realized Loss means, with respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all liquidation proceeds and insurance proceeds net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan.

All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, first to the Excess Cashflow, second in reduction of the Overcollateralization Amount, third to the Class M-6 Certificates, fourth to the Class M-5 Certificates, fifth to the Class M-4 Certificates, sixth to the Class M-3 Certificates, seventh to the Class M-2 Certificates, eighth to the Class M-1 Certificates, and ninth any losses related to the Group I Mortgage Loans, to the Class A-3 Certificates. An allocation of any Realized Losses to a Mezzanine Certificate or the Class A-3 Certificates on any Distribution Date will be made by reducing the certificate principal balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class A-1 and Class A-2 Certificates. However it is possible that under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to pay the Class A-1 and Class A-2 Certificates all interest and principal amounts to which such Certificates are then entitled.

Class A-1/A-3 Allocation Percentage:

The Class A-1/A-3 Allocation Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (i) the Group I Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.

Class A-2 Allocation Percentage:

The Class A-2 Allocation Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (i) the Group II Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.

DEFINITIONS (Cont'd)

Group I Basic Principal Distribution Amount: The Group I Basic Principal Distribution Amount means with respect to any Distribution Date the excess of (i) the Group I Principal Remittance Amount for such Distribution Date over (ii) the product of (a) the Overcollateralization Release Amount, if any, for such Distribution Date and (b) the Class A-1/A-3 Allocation Percentage.

Group I Interest Remittance Amount: The Group I Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group I Mortgage Loans.

Group I Principal Distribution Amount: The Group I Principal Distribution Amount with respect to any Distribution Date is the sum of (i) the Group I Basic Principal Distribution Amount for such Distribution Date and (ii) the product of (a) the Extra Principal Distribution Amount for such Distribution Date and (b) the Class A-1/A-3 Allocation Percentage.

Group I Principal Remittance Amount: The Group I Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group I Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Group I Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all related Net Liquidation Proceeds and Insurance Proceeds received during such Prepayment Period with respect to the Group I Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group I Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related Substitution Adjustments deposited in the Collection Account during such Prepayment Period with respect to the Group I Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the Termination Price, representing principal with respect to the Group I Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Group I Account after giving effect to any purchase of Subsequent Group I Mortgage Loans.

Group II Basic Principal Distribution Amount: The Group II Basic Principal Distribution Amount means with respect to any Distribution Date the excess of (i) the Group II Principal Remittance Amount for such Distribution Date over (ii) the product of (a) the Overcollateralization Release Amount, if any, for such Distribution Date and (b) the Class A-2 Allocation Percentage.

Group II Interest Remittance Amount: The Group II Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group II Mortgage Loans.

Group II Principal Distribution Amount: The Group II Principal Distribution Amount with respect to any Distribution Date is the sum of (i) the Group II Basic Principal Distribution Amount for such Distribution Date and (ii) the product of (a) the Extra Principal Distribution Amount for such Distribution Date and (b) the Class A-2 Allocation Percentage.

DEFINITIONS (Cont'd)

Group II Principal Remittance Amount: The Group II Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group II Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Group II Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all related Net Liquidation Proceeds and Insurance Proceeds received during such Prepayment Period with respect to the Group II Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group II Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related Substitution Adjustments deposited in the Collection Account during such Prepayment Period with respect to the Group II Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the Termination Price, representing principal with respect to the Group II Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Group II Account after giving effect to any purchase of Subsequent Group II Mortgage Loans.

Principal Remittance Amount: The Principal Remittance Amount is the sum of the Group I Principal Remittance Amount and the Group II Principal Remittance Amount.

Principal Distribution Amount: The Principal Distribution Amount is the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount.

Extra Principal Distribution Amount: The Extra Principal Distribution Amount with respect to any Distribution Date is the lesser of (x) the Excess Cashflow for such Distribution Date and (y) the Overcollateralization Deficiency Amount for such Distribution Date.

Class A-1/A-3 Principal Distribution Amount: The Class A-1/A-3 Principal Distribution Amount is an amount equal to the excess of (x) the certificate principal balance of the Class A-1 and Class A-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 71.50% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Group I Mortgage Loans as of the Cut-off Date and (ii) the original Group I Pre-Funded Amount.

Class A-2 Principal Distribution Amount: The Class A-2 Principal Distribution Amount is an amount equal to the excess of (x) the certificate principal balance of the Class A-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 71.50% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Group II Mortgage Loans as of the Cut-off Date and (ii) the original Group II Pre-Funded Amount.

DEFINITIONS (Cont'd)

Class A Principal Distribution Amount: The Class A Principal Distribution Amount is an amount equal to the sum of (i) the Class A-1/A-3 Principal Distribution Amount and (ii) the Class A-2 Principal Distribution Amount.

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount) and the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 81.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount) and the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 89.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Class M-3 Principal Distribution Amount: The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount) and the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 91.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

DEFINITIONS (Cont'd)

Class M-4 Principal Distribution Amount: The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), and the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 93.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Class M-5 Principal Distribution Amount: The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), and the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 95.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Class M-6 Principal Distribution Amount: The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount) and the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 97.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

DESCRIPTION OF COLLATERAL

INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Calculation Date Principal Balance	$400,163,154.50	$49,498.71	$999,000.00
Number of Loans	2,351		
Average Original Loan Balance	$170,311.69	$50,000.00	$999,000.00
Average Current Loan Balance	$170,209.76	$49,498.71	$999,000.00
(1) Weighted Average Combined Original LTV	77.86%	11.51%	100.00%
(1) Weighted Average Gross Coupon	7.203%	4.750%	12.489%
(1) (2) Weighted Average Gross Margin	5.052%	3.000%	9.450%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	26	16	180
(1) Weighted Average Remaining Term to Maturity (months)	353	119	360
(1) (3) Weighted Average FICO Score	613	500	799

(1) Weighted Average reflected in Total.
(2) Adjustable Loans Only
(3) 99.15% of the Mortgage Loans have FICO Scores.

	Range	Percent of Statistical Calculation Date Principal Balance
Product Type	Adjustable	61.96%
	Fixed	38.04%
Fully Amortizing Mortgage Loans		99.93%
Lien	First	99.00%
	Second	1.00%
Property Type	SFR	75.90%
	2-4 family	11.49%
	PUD	7.55%
	Low Rise Condo	3.67%
	MF Housing	1.10%
	High Rise Condo	0.29%
Occupancy Status	Owner Occupied	94.55%
	Non-Owner Occupied	4.25%
	Second Home	1.20%
Geographic Distribution	California	23.15%
	New York	17.10%
	Massachusetts	9.40%
	New Jersey	6.28%
	Florida	5.07%
	Texas	4.92%
Number of States (including DC)		46
Largest Zip Code Concentration	11207	0.38%
Loans with Mortgage Insurance		61.85%
Loans with Prepayment Penalties		70.77%

GROUP I INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Calculation Date Principal Balance	$312,517,446.54	$49,498.71	$499,589.34
Number of Loans	1,961		
Average Original Loan Balance	$159,458.54	$50,000.00	$500,000.00
Average Current Loan Balance	$159,366.37	$49,498.71	$499,589.34
(1) Weighted Average Combined Original LTV	77.73%	11.51%	100.00%
(1) Weighted Average Gross Coupon	7.207%	4.750%	12.489%
(1) (2) Weighted Average Gross Margin	5.113%	3.000%	8.500%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	26	16	180
(1) Weighted Average Remaining Term to Maturity (months)	354	119	360
(1) (3) Weighted Average FICO Score	612	500	799

(1) Weighted Average reflected in Total.
(2) Adjustable Loans Only
(3) 100.00% of the Mortgage Loans have FICO Scores.

	Range	Percent of Statistical Calculation Date Principal Balance
Product Type	Adjustable	61.51%
	Fixed	38.49%
Fully Amortizing Mortgage Loans		99.91%
Lien	First	100.00%
	Second	0.00%
Property Type	SFR	74.11%
	2-4 Family	13.56%
	PUD	7.75%
	Low Rise Condo	4.37%
	High Rise Condo	0.20%
Occupancy Status	Owner Occupied	93.66%
	Non-Owner Occupied	5.11%
	Second Home	1.23%
Geographic Distribution	California	19.41%
	New York	17.31%
	New Jersey	6.19%
	Texas	5.10%
	Florida	5.07%
	Illinois	4.52%
Number of States (including DC)		46
Largest Zip Code Concentration	11207	0.49%
Loans with Mortgage Insurance		65.49%
Loans with Prepayment Penalties		69.46%

Range of Mortgage Coupons

Mortgage Coupons	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501 to 5.000	2	$382,995.92	0.12%	33.61%	4.905%	727	60.78%	292	291	1
5.001 to 5.500	29	$6,563,568.87	2.10%	42.90%	5.329%	653	74.20%	346	346	1
5.501 to 6.000	193	$34,648,000.09	11.09%	38.23%	5.853%	653	74.01%	351	351	1
6.001 to 6.500	268	$46,511,680.92	14.88%	38.88%	6.319%	637	75.46%	353	353	1
6.501 to 7.000	438	$71,777,761.08	22.97%	37.85%	6.814%	619	77.64%	354	354	0
7.001 to 7.500	274	$44,322,633.73	14.18%	38.93%	7.295%	617	79.25%	355	354	1
7.501 to 8.000	342	$52,511,961.51	16.80%	38.14%	7.776%	593	80.57%	357	357	1
8.001 to 8.500	157	$22,462,473.86	7.19%	39.03%	8.312%	574	80.15%	357	356	1
8.501 to 9.000	115	$15,628,589.78	5.00%	40.18%	8.786%	564	79.89%	356	354	1
9.001 to 9.500	57	$7,563,228.86	2.42%	39.23%	9.272%	551	77.99%	359	357	1
9.501 to 10.000	38	$4,858,436.40	1.55%	43.66%	9.726%	545	75.76%	359	357	1
10.001 to 10.500	24	$2,999,361.66	0.96%	41.84%	10.258%	537	72.36%	360	359	1
10.501 to 11.000	9	$965,355.02	0.31%	34.91%	10.829%	531	75.48%	360	358	2
11.001 to 11.500	8	$602,745.18	0.19%	38.64%	11.364%	540	67.93%	360	359	1
11.501 to 12.000	5	$572,441.86	0.18%	40.39%	11.733%	533	77.80%	360	358	2
12.001 to 12.500	2	$146,211.80	0.05%	42.93%	12.409%	535	65.00%	360	359	1
Total:	**1,961**	**$312,517,446.54**	**100.00%**	**38.72%**	**7.207%**	**612**	**77.73%**	**355**	**354**	**1**

ombined Original Loan-to-Value Ratio

Combined Original LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01 to 15.00	2	$173,630.92	0.06%	32.22%	7.001%	602	13.32%	360	358	2
15.01 to 20.00	2	$100,000.00	0.03%	38.92%	6.600%	606	18.34%	270	270	0
20.01 to 25.00	5	$350,947.46	0.11%	31.11%	6.992%	611	23.83%	330	330	0
25.01 to 30.00	11	$1,336,174.25	0.43%	35.08%	6.770%	623	27.97%	330	329	1
30.01 to 35.00	10	$1,111,521.38	0.36%	41.24%	6.919%	606	32.32%	360	359	1
35.01 to 40.00	18	$2,326,391.51	0.74%	42.57%	6.842%	598	37.16%	329	329	1
40.01 to 45.00	21	$2,458,606.20	0.79%	34.95%	6.961%	606	43.14%	353	352	1
45.01 to 50.00	47	$6,384,219.54	2.04%	36.87%	6.796%	602	47.73%	343	342	1
50.01 to 55.00	44	$6,711,330.24	2.15%	39.60%	6.775%	591	53.20%	355	355	0
55.01 to 60.00	71	$11,551,802.31	3.70%	40.01%	7.085%	588	57.65%	352	352	1
60.01 to 65.00	133	$20,315,169.81	6.50%	38.84%	7.234%	586	63.65%	346	345	1
65.01 to 70.00	170	$28,562,632.39	9.14%	38.74%	7.149%	590	68.76%	353	352	1
70.01 to 75.00	189	$31,259,405.63	10.00%	38.22%	7.220%	589	74.01%	355	354	1
75.01 to 80.00	524	$82,958,872.67	26.55%	39.05%	7.320%	599	79.50%	356	356	1
80.01 to 85.00	166	$28,343,399.52	9.07%	39.39%	6.998%	622	84.44%	355	354	1
85.01 to 90.00	340	$55,815,892.22	17.86%	37.80%	7.239%	637	89.72%	358	357	1
90.01 to 95.00	188	$30,119,156.61	9.64%	39.46%	7.345%	656	94.81%	359	358	1
95.01 to 100.00	20	$2,638,293.88	0.84%	36.43%	7.485%	724	99.63%	354	353	1
Total:	**1,961**	**$312,517,446.54**	**100.00%**	**38.72%**	**7.207%**	**612**	**77.73%**	**355**	**354**	**1**

Statistical Calculation Date Principal Balance

Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
less than 50,000.00	17	$849,138.94	0.27%	30.81%	7.575%	600	49.61%	342	342	1
50,000.01 to 75,000.00	207	$13,298,366.69	4.26%	34.59%	8.010%	606	74.86%	342	341	1
75,000.01 to 100,000.00	274	$24,073,929.31	7.70%	36.19%	7.580%	610	76.79%	350	349	1
100,000.01 to 125,000.00	259	$29,423,491.97	9.41%	37.56%	7.270%	617	77.60%	352	351	1
125,000.01 to 150,000.00	272	$37,588,676.26	12.03%	37.31%	7.318%	618	77.77%	352	352	1
150,000.01 to 175,000.00	215	$34,807,024.61	11.14%	38.32%	7.180%	614	76.22%	355	354	1
175,000.01 to 200,000.00	188	$35,331,499.49	11.31%	39.97%	7.182%	599	78.00%	358	357	1
200,000.01 to 225,000.00	146	$31,017,166.19	9.92%	39.61%	7.156%	608	76.89%	355	354	1
225,000.01 to 250,000.00	108	$25,662,543.65	8.21%	40.00%	7.039%	603	77.40%	358	357	1
250,000.01 to 275,000.00	105	$27,603,928.62	8.83%	40.58%	6.973%	609	78.31%	359	358	1
275,000.01 to 300,000.00	79	$22,703,183.79	7.26%	39.65%	6.928%	613	79.53%	356	356	1
300,000.01 to 325,000.00	64	$20,018,744.31	6.41%	39.91%	7.043%	617	79.68%	357	357	1
325,000.01 to 350,000.00	8	$2,694,737.51	0.86%	39.16%	7.078%	630	85.45%	360	359	1
350,000.01 to 375,000.00	8	$2,907,051.70	0.93%	42.00%	6.914%	686	88.86%	360	359	1
375,000.01 to 400,000.00	6	$2,332,906.25	0.75%	44.14%	7.301%	620	87.29%	360	359	1
400,000.01 to 425,000.00	3	$1,233,347.63	0.39%	46.52%	6.332%	664	75.08%	360	360	0
450,000.01 to 475,000.00	1	$472,120.28	0.15%	30.40%	7.100%	671	90.00%	360	359	1
475,000.01 to 500,000.00	1	$499,589.34	0.16%	27.85%	6.990%	588	59.52%	360	359	1
Total:	**1,961**	**$312,517,446.54**	**100.00%**	**38.72%**	**7.207%**	**612**	**77.73%**	**355**	**354**	**1**

riginal Term to Maturity

Original Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
120	1	$61,390.28	0.02%	46.93%	6.850%	648	65.00%	120	119	1
180	49	$5,715,647.59	1.83%	38.42%	6.783%	631	65.75%	180	179	1
240	43	$5,269,996.25	1.69%	38.54%	6.656%	643	72.51%	240	240	0
360	1,868	$301,470,412.42	96.47%	38.73%	7.225%	611	78.05%	360	359	1
Total:	**1,961**	**$312,517,446.54**	**100.00%**	**38.72%**	**7.207%**	**612**	**77.73%**	**355**	**354**	**1**

emaining Term to Maturity

Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
116 to 120	1	$61,390.28	0.02%	46.93%	6.850%	648	65.00%	120	119	1
176 to 180	49	$5,715,647.59	1.83%	38.42%	6.783%	631	65.75%	180	179	1
236 to 240	43	$5,269,996.25	1.69%	38.54%	6.656%	643	72.51%	240	240	0
351 to 355	15	$2,074,846.38	0.66%	43.25%	8.370%	555	82.53%	360	354	6
356 to 360	1,853	$299,395,566.04	95.80%	38.70%	7.217%	611	78.02%	360	359	1
Total:	**1,961**	**$312,517,446.54**	**100.00%**	**38.72%**	**7.207%**	**612**	**77.73%**	**355**	**354**	**1**

Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
751 to 800	48	$8,291,970.08	2.65%	35.53%	6.494%	770	82.61%	346	345	1
701 to 750	141	$21,730,147.86	6.95%	38.07%	6.700%	722	84.76%	357	356	1
651 to 700	335	$53,828,923.55	17.22%	38.43%	6.704%	674	81.31%	351	350	1
601 to 650	576	$92,602,575.44	29.63%	38.10%	6.910%	624	78.38%	355	355	0
551 to 600	434	$70,341,068.42	22.51%	39.08%	7.441%	575	75.63%	355	354	1
501 to 550	418	$64,715,684.81	20.71%	40.17%	8.029%	525	73.11%	357	356	1
451 to 500	9	$1,007,076.38	0.32%	42.27%	9.013%	500	77.61%	360	359	1
Total:	**1,961**	**$312,517,446.54**	**100.00%**	**38.72%**	**7.207%**	**612**	**77.73%**	**355**	**354**	**1**

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
AA+	315	$46,502,581.66	14.88%	37.73%	6.787%	700	85.81%	352	351	1
AA	840	$135,247,440.45	43.28%	39.13%	6.925%	619	77.08%	352	352	1
A	531	$86,875,134.55	27.80%	37.97%	7.327%	589	78.09%	358	357	1
B	192	$31,483,219.99	10.07%	39.03%	7.894%	539	71.92%	358	358	1
C	50	$7,431,472.72	2.38%	42.78%	8.741%	539	67.33%	357	356	1
CC	33	$4,977,597.17	1.59%	42.05%	10.054%	551	65.90%	360	359	1
Total:	**1,961**	**$312,517,446.54**	**100.00%**	**38.72%**	**7.207%**	**612**	**77.73%**	**355**	**354**	**1**

roperty Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
SFR - Detached	1,476	$227,305,580.35	72.73%	38.63%	7.215%	606	77.40%	354	353	1
2-4 family - Detached	161	$32,506,902.45	10.40%	40.66%	7.166%	636	77.14%	355	354	1
PUD - Detached	135	$21,970,120.39	7.03%	37.14%	7.173%	618	80.14%	357	356	1
Low Rise Condo - Attach	96	$13,522,215.66	4.33%	40.65%	7.234%	627	79.67%	359	358	1
2-4 family - Attached	41	$9,885,011.72	3.16%	37.89%	7.206%	627	79.43%	356	355	1
SFR - Attached	30	$4,311,625.54	1.38%	34.04%	7.017%	623	77.00%	354	353	1
PUD - Attached	18	$2,256,984.42	0.72%	35.17%	7.352%	598	76.96%	360	359	1
High Rise Condo -Attach	3	$615,491.53	0.20%	43.28%	7.739%	584	80.95%	360	360	0
Low Rise Condo - Detach	1	$143,514.48	0.05%	40.13%	7.550%	747	90.00%	360	359	1
Total:	**1,961**	**$312,517,446.54**	**100.00%**	**38.72%**	**7.207%**	**612**	**77.73%**	**355**	**354**	**1**

ccupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	1,814	$292,703,226.80	93.66%	38.86%	7.194%	608	77.70%	354	354	1
Non-Owner Occupied	117	$15,983,590.29	5.11%	37.34%	7.464%	665	77.53%	358	357	1
Second Home	30	$3,830,629.45	1.23%	33.42%	7.150%	638	80.81%	360	359	1
Total:	**1,961**	**$312,517,446.54**	**100.00%**	**38.72%**	**7.207%**	**612**	**77.73%**	**355**	**354**	**1**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	1,340	$206,133,205.37	65.96%	39.11%	7.175%	605	78.93%	355	354	1
Documentation	596	$103,009,461.33	32.96%	37.94%	7.267%	622	75.42%	355	354	1
No Documentation	17	$2,226,291.70	0.71%	N/A	6.883%	714	79.22%	360	359	1
Lite Documentation	8	$1,148,488.14	0.37%	41.74%	8.215%	613	65.73%	360	359	1
Total:	**1,961**	**$312,517,446.54**	**100.00%**	**38.72%**	**7.207%**	**612**	**77.73%**	**355**	**354**	**1**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Cash Out Refinance	1,277	$205,802,214.04	65.85%	38.68%	7.155%	602	74.87%	353	352	1
Purchase	519	$79,964,390.20	25.59%	37.86%	7.318%	642	85.10%	359	359	1
Rate and Term Refinance	165	$26,750,842.30	8.56%	41.56%	7.272%	595	77.66%	353	352	1
Total:	**1,961**	**$312,517,446.54**	**100.00%**	**38.72%**	**7.207%**	**612**	**77.73%**	**355**	**354**	**1**

duct Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
28 ARM	1,036	$172,702,814.04	55.26%	39.09%	7.354%	591	78.72%	360	359	1
) Year Fixed	698	$109,461,364.27	35.03%	38.20%	7.005%	643	77.01%	360	359	1
27 ARM	119	$16,819,452.29	5.38%	38.31%	7.359%	589	78.15%	360	359	1
) Year Fixed	43	$5,269,996.25	1.69%	38.54%	6.656%	643	72.51%	240	240	0
5 Year Fixed	45	$5,208,265.30	1.67%	38.90%	6.641%	638	64.67%	180	179	1
5/15 ARM	15	$2,486,781.82	0.80%	40.60%	6.998%	644	76.45%	360	359	1
5 Year Balloon	1	$282,882.29	0.09%	N/A	8.890%	518	80.00%	180	178	2
13 ARM	3	$224,500.00	0.07%	28.40%	7.420%	606	72.89%	180	180	0
) Year Fixed	1	$61,390.28	0.02%	46.93%	6.850%	648	65.00%	120	119	1
otal:	**1,961**	**$312,517,446.54**	**100.00%**	**38.72%**	**7.207%**	**612**	**77.73%**	**355**	**354**	**1**

ortization

Amortization	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
ılly Amortizing	1,960	$312,234,564.25	99.91%	38.72%	7.205%	612	77.73%	355	354	1
alloon Payment	1	$282,882.29	0.09%	N/A	8.890%	518	80.00%	180	178	2
otal:	**1,961**	**$312,517,446.54**	**100.00%**	**38.72%**	**7.207%**	**612**	**77.73%**	**355**	**354**	**1**

Lien

Lien Position	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	1,961	$312,517,446.54	100.00%	38.72%	7.207%	612	77.73%	355	354	1
Total:	**1,961**	**$312,517,446.54**	**100.00%**	**38.72%**	**7.207%**	**612**	**77.73%**	**355**	**354**	**1**

Prepayment Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	621	$95,443,873.47	30.54%	38.58%	7.421%	602	77.97%	356	355	1
12	140	$26,657,530.85	8.53%	38.46%	6.998%	629	75.29%	352	351	1
24	633	$104,242,718.93	33.36%	39.32%	7.285%	595	79.42%	359	358	1
30	4	$804,586.20	0.26%	42.44%	7.244%	621	86.69%	360	360	0
36	563	$85,368,737.09	27.32%	38.22%	6.938%	637	76.08%	349	348	1
Total:	**1,961**	**$312,517,446.54**	**100.00%**	**38.72%**	**7.207%**	**612**	**77.73%**	**355**	**354**	**1**

Geographic Distribution

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	307	$60,668,795.81	19.41%	39.79%	6.858%	608	75.27%	355	354	1
New York	249	$54,092,148.29	17.31%	39.51%	7.172%	598	75.29%	356	355	1
Massachusetts	163	$31,369,556.58	10.04%	39.44%	6.809%	620	72.71%	356	355	0
New Jersey	114	$19,339,682.94	6.19%	37.71%	7.411%	594	76.52%	359	358	1
Texas	137	$15,929,232.33	5.10%	37.10%	7.827%	614	78.64%	348	347	1
Florida	130	$15,840,154.42	5.07%	37.94%	7.558%	623	81.16%	353	352	1
Illinois	99	$14,141,074.01	4.52%	38.00%	7.329%	618	82.80%	359	359	1
Pennsylvania	60	$7,685,236.26	2.46%	38.95%	7.224%	608	80.91%	344	343	1
Connecticut	50	$7,676,066.26	2.46%	38.58%	7.070%	625	78.75%	359	358	0
Colorado	42	$7,143,600.46	2.29%	41.80%	6.850%	621	80.98%	356	355	1
Rhode Island	39	$6,727,464.23	2.15%	39.16%	6.813%	628	77.68%	357	357	1
Georgia	53	$6,189,210.23	1.98%	39.97%	8.263%	607	81.86%	356	356	1
Virginia	41	$6,069,754.79	1.94%	37.30%	7.673%	598	81.07%	347	346	1
Michigan	50	$5,445,446.45	1.74%	38.43%	7.897%	603	78.02%	358	357	1
North Carolina	51	$5,352,971.93	1.71%	38.58%	7.493%	614	82.69%	346	345	1
Arizona	37	$4,814,821.82	1.54%	36.55%	7.170%	615	80.54%	350	348	1
Maryland	26	$4,809,685.23	1.54%	40.41%	7.462%	592	77.79%	355	354	1
Ohio	36	$4,518,769.90	1.45%	36.83%	7.406%	629	86.05%	358	357	1
Kentucky	44	$4,081,551.25	1.31%	31.30%	7.914%	617	83.33%	354	353	1
New Hampshire	26	$4,021,628.83	1.29%	40.72%	7.101%	597	75.36%	356	355	0
Minnesota	23	$3,468,256.14	1.11%	38.36%	7.002%	646	78.13%	360	359	1
Washington	20	$3,387,675.81	1.08%	34.65%	7.233%	628	81.27%	360	359	1
Indiana	22	$2,490,150.59	0.80%	30.92%	7.253%	630	82.92%	349	349	0
South Carolina	18	$2,018,570.61	0.65%	38.23%	7.203%	618	84.89%	349	348	1
Nevada	13	$2,011,774.13	0.64%	38.44%	6.599%	647	79.91%	341	341	1
Missouri	17	$1,761,977.51	0.56%	33.95%	7.551%	669	88.58%	360	359	1
Wisconsin	15	$1,667,431.45	0.53%	36.09%	7.848%	591	81.92%	360	359	1
Utah	8	$1,412,246.99	0.45%	43.72%	7.053%	637	84.64%	360	359	1
Maine	13	$1,410,894.38	0.45%	34.70%	7.469%	634	83.06%	346	346	0
Tennessee	10	$1,072,450.77	0.34%	31.60%	7.754%	613	77.16%	360	360	0
Louisiana	10	$1,028,173.87	0.33%	40.83%	7.806%	651	82.62%	360	359	1
Delaware	3	$658,025.30	0.21%	36.85%	8.258%	567	90.78%	360	359	1
Alabama	5	$579,372.06	0.19%	35.43%	7.244%	631	79.20%	325	324	1
Kansas	4	$515,486.80	0.16%	35.07%	6.235%	748	95.03%	360	359	1
Oregon	3	$484,999.53	0.16%	39.84%	6.613%	643	88.76%	360	360	0
Idaho	3	$385,392.47	0.12%	35.12%	7.207%	612	79.99%	360	359	1
Wyoming	2	$360,970.85	0.12%	36.66%	6.042%	718	81.66%	360	359	1
Mississippi	3	$341,736.58	0.11%	42.54%	7.509%	659	84.41%	307	306	1
Montana	2	$341,250.00	0.11%	48.08%	6.458%	640	82.28%	360	360	0
Iowa	5	$286,076.06	0.09%	39.01%	7.582%	623	85.23%	360	360	0
Vermont	2	$280,000.00	0.09%	46.50%	8.107%	601	71.43%	360	360	0
New Mexico	2	$193,082.11	0.06%	46.00%	8.257%	620	68.44%	360	359	1
Oklahoma	1	$169,079.37	0.05%	15.60%	7.700%	583	90.00%	360	359	1
Arkansas	1	$135,450.00	0.04%	55.14%	7.950%	602	90.00%	360	360	0
Nebraska	1	$84,421.57	0.03%	44.64%	7.400%	669	95.00%	360	358	2
Alaska	1	$55,649.57	0.02%	44.35%	9.850%	628	85.00%	360	359	1
Total:	**1,961**	**$312,517,446.54**	**100.00%**	**38.72%**	**7.207%**	**612**	**77.73%**	**355**	**354**	**1**

Range of Gross Margins – (Adjustable Loans Only)

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.501 to 3.000	2	$431,800.00	0.22%	39.30%	5.532%	671	75.14%	360	360	0
3.001 to 3.500	47	$9,351,752.56	4.86%	41.44%	5.811%	637	73.50%	360	359	1
3.501 to 4.000	109	$19,390,671.11	10.09%	38.54%	6.211%	628	74.70%	360	359	1
4.001 to 4.500	181	$31,991,557.74	16.64%	38.76%	6.653%	614	77.88%	359	359	1
4.501 to 5.000	215	$37,579,766.09	19.55%	38.38%	7.091%	603	79.55%	360	360	0
5.001 to 5.500	226	$35,977,623.24	18.72%	39.04%	7.554%	583	80.25%	360	359	1
5.501 to 6.000	149	$22,814,772.14	11.87%	36.61%	7.971%	566	80.02%	359	359	1
6.001 to 6.500	98	$14,356,444.04	7.47%	39.31%	8.120%	556	80.48%	360	359	1
6.501 to 7.000	65	$9,339,902.62	4.86%	42.70%	8.608%	558	80.45%	360	359	1
7.001 to 7.500	36	$5,013,292.14	2.61%	41.50%	9.463%	548	78.15%	360	358	2
7.501 to 8.000	36	$4,747,878.82	2.47%	41.54%	9.920%	535	74.38%	360	359	1
8.001 to 8.500	9	$1,238,087.65	0.64%	43.28%	9.129%	551	83.59%	360	359	1
Total:	**1,173**	**$192,233,548.15**	**100.00%**	**39.02%**	**7.350%**	**592**	**78.64%**	**360**	**359**	**1**

Initial Periodic Rate Cap – (Adjustable Loans Only)

Initial Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
3.000	1,173	$192,233,548.15	100.00%	39.02%	7.350%	592	78.64%	360	359	1
Total:	**1,173**	**$192,233,548.15**	**100.00%**	**39.02%**	**7.350%**	**592**	**78.64%**	**360**	**359**	**1**

Periodic Rate Cap – (Adjustable Loans Only)

Periodic Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	1,165	$190,855,645.34	99.28%	38.97%	7.340%	592	78.59%	360	359	1
1.500	8	$1,377,902.81	0.72%	45.43%	8.722%	568	85.00%	360	356	4
Total:	**1,173**	**$192,233,548.15**	**100.00%**	**39.02%**	**7.350%**	**592**	**78.64%**	**360**	**359**	**1**

Range of Maximum Interest Rates – (Adjustable Loans Only)

Maximum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.501 to 11.000	1	$238,113.55	0.12%	43.69%	5.000%	687	80.00%	360	359	1
11.001 to 11.500	25	$5,394,028.25	2.81%	42.38%	5.303%	645	75.25%	360	359	1
11.501 to 12.000	81	$15,614,513.96	8.12%	40.00%	5.843%	627	76.73%	359	358	1
12.001 to 12.500	131	$23,918,957.41	12.44%	38.52%	6.339%	614	77.33%	360	359	1
12.501 to 13.000	244	$41,752,113.29	21.72%	37.92%	6.828%	603	79.01%	360	360	0
13.001 to 13.500	155	$26,390,839.29	13.73%	39.29%	7.305%	598	79.02%	360	359	1
13.501 to 14.000	229	$36,368,916.04	18.92%	38.37%	7.789%	581	80.53%	360	359	1
14.001 to 14.500	115	$16,785,272.50	8.73%	38.39%	8.301%	562	79.48%	359	358	1
14.501 to 15.000	83	$11,579,969.24	6.02%	39.99%	8.759%	559	79.31%	359	358	1
15.001 to 15.500	41	$5,550,774.49	2.89%	40.27%	9.206%	546	78.00%	360	358	2
15.501 to 16.000	28	$3,984,951.02	2.07%	44.97%	9.632%	547	76.37%	360	358	2
16.001 to 16.500	22	$3,021,833.74	1.57%	42.45%	10.075%	532	73.58%	360	358	2
16.501 to 17.000	6	$623,196.53	0.32%	32.04%	10.799%	531	77.40%	360	358	2
17.001 to 17.500	8	$602,745.18	0.31%	38.64%	11.364%	540	67.93%	360	359	1
17.501 to 18.000	2	$261,111.86	0.14%	33.70%	11.587%	548	76.31%	360	357	3
18.001 to 18.500	2	$146,211.80	0.08%	42.93%	12.409%	535	65.00%	360	359	1
Total:	**1,173**	**$192,233,548.15**	**100.00%**	**39.02%**	**7.350%**	**592**	**78.64%**	**360**	**359**	**1**

nge of Minimum Interest Rates – (Adjustable Loans Only)

Minimum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
.501 to 5.000	1	$238,113.55	0.12%	43.69%	5.000%	687	80.00%	360	359	1
.001 to 5.500	25	$5,394,028.25	2.81%	42.38%	5.303%	645	75.25%	360	359	1
.501 to 6.000	81	$15,614,513.96	8.12%	40.00%	5.843%	627	76.73%	359	358	1
.001 to 6.500	131	$23,918,957.41	12.44%	38.52%	6.339%	614	77.33%	360	359	1
.501 to 7.000	244	$41,752,113.29	21.72%	37.92%	6.828%	603	79.01%	360	360	0
.001 to 7.500	155	$26,390,839.29	13.73%	39.29%	7.305%	598	79.02%	360	359	1
.501 to 8.000	230	$36,586,822.53	19.03%	38.40%	7.790%	582	80.62%	360	359	1
.001 to 8.500	118	$17,413,638.97	9.06%	38.87%	8.307%	562	79.30%	359	358	1
.501 to 9.000	84	$11,680,698.47	6.08%	40.24%	8.773%	556	79.36%	359	358	1
.001 to 9.500	41	$5,457,112.31	2.84%	39.18%	9.290%	544	78.94%	360	358	2
.501 to 10.000	26	$3,666,315.30	1.91%	44.39%	9.709%	546	75.00%	360	359	1
0.001 to 10.500	19	$2,487,129.45	1.29%	42.58%	10.266%	529	71.49%	360	359	1
0.501 to 11.000	6	$623,196.53	0.32%	32.04%	10.799%	531	77.40%	360	358	2
1.001 to 11.500	8	$602,745.18	0.31%	38.64%	11.364%	540	67.93%	360	359	1
1.501 to 12.000	2	$261,111.86	0.14%	33.70%	11.587%	548	76.31%	360	357	3
2.001 to 12.500	2	$146,211.80	0.08%	42.93%	12.409%	535	65.00%	360	359	1
'otal:	**1,173**	**$192,233,548.15**	**100.00%**	**39.02%**	**7.350%**	**592**	**78.64%**	**360**	**359**	**1**

Next Interest Adjustment Date – (Adjustable Loans Only)

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1/1/2005	1	$152,220.49	0.08%	39.33%	8.400%	578	85.00%	360	352	8
3/1/2005	3	$418,823.58	0.22%	49.98%	8.894%	548	88.03%	360	354	6
4/1/2005	6	$925,673.72	0.48%	42.63%	8.032%	506	81.47%	360	355	5
5/1/2005	17	$2,606,076.46	1.36%	41.01%	8.397%	557	78.51%	360	356	4
6/1/2005	45	$7,422,227.88	3.86%	38.65%	8.200%	638	79.46%	360	357	3
7/1/2005	86	$14,733,211.18	7.66%	41.96%	7.662%	543	78.31%	360	358	2
8/1/2005	342	$56,700,699.83	29.50%	39.40%	7.352%	522	78.58%	360	359	1
9/1/2005	537	$89,482,130.90	46.55%	38.24%	7.192%	566	78.75%	360	360	0
10/1/2005	2	$486,250.00	0.25%	N/A	6.786%	583	75.36%	360	360	0
1/1/2006	1	$63,741.87	0.03%	22.47%	8.600%	559	80.00%	360	352	8
4/1/2006	1	$94,971.90	0.05%	20.74%	9.700%	579	80.00%	360	355	5
6/1/2006	2	$278,484.58	0.14%	37.03%	8.581%	596	83.55%	360	357	3
7/1/2006	7	$985,041.66	0.51%	42.08%	7.668%	567	86.49%	360	358	2
8/1/2006	41	$5,425,989.28	2.82%	37.04%	7.502%	605	78.57%	360	359	1
9/1/2006	67	$9,971,223.00	5.19%	38.92%	7.187%	607	76.92%	360	360	0
3/1/2018	1	$49,799.42	0.03%	38.03%	8.100%	671	52.63%	360	354	6
7/1/2018	2	$395,392.02	0.21%	41.93%	7.504%	587	62.29%	360	358	2
8/1/2018	10	$1,611,190.38	0.84%	39.52%	6.986%	581	81.25%	360	359	1
9/1/2018	2	$430,400.00	0.22%	43.70%	6.449%	614	74.27%	360	360	0
Total:	**1,173**	**$192,233,548.15**	**100.00%**	**39.02%**	**7.350%**	**592**	**78.64%**	**360**	**359**	**1**

GROUP II INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Calculation Date Principal Balance	$87,645,707.96	$49,828.59	$999,000.00
Number of Loans	390		
Average Original Loan Balance	$224,883.55	$50,000.00	$999,000.00
Average Current Loan Balance	$224,732.58	$49,828.59	$999,000.00
(1) Weighted Average Combined Original LTV	78.33%	21.82%	100.00%
(1) Weighted Average Gross Coupon	7.19%	5.10%	12.25%
(1) (2) Weighted Average Gross Margin	4.839%	3.000%	9.450%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	25	19	179
(1) Weighted Average Remaining Term to Maturity (months)	348	119	360
(1) (3) Weighted Average FICO Score	616	500	780

(1) Weighted Average reflected in Total.
(2) Adjustable Loans Only
(3) 94.87% of the Mortgage Loans have FICO Scores.

	Range	Percent of Statistical Calculation Date Principal Balance
Product Type	Adjustable	63.58%
	Fixed	36.42%
Fully Amortizing Mortgage Loans		100.00%
Lien	First	95.45%
	Second	4.55%
Property Type	SFR	82.26%
	PUD	6.84%
	MF Housing	5.01%
	2-4 family	4.09%
	Low Rise Condo	1.18%
	High Rise Condo	0.62%
Occupancy Status	Owner Occupied	97.71%
	Non-Owner Occupied	1.17%
	Second Home	1.12%
Geographic Distribution	California	36.50%
	New York	16.34%
	Massachusetts	7.12%
	New Jersey	6.60%
	Florida	5.08%
	Texas	4.29%
Number of States (including DC)		38
Largest Zip Code Concentration	11746	1.18%
Loans with Mortgage Insurance		48.86%
Loans with Prepayment Penalties		75.44%

ange of Mortgage Coupons

Mortgage Coupons	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001 to 5.500	11	$4,103,758.53	4.68%	40.27%	5.361%	639	72.98%	360	359	1
5.501 to 6.000	27	$8,816,581.61	10.06%	42.77%	5.885%	647	77.26%	354	354	1
6.001 to 6.500	55	$18,166,127.03	20.73%	41.63%	6.325%	638	77.62%	359	358	1
6.501 to 7.000	63	$18,136,982.51	20.69%	39.23%	6.808%	622	77.46%	346	345	0
7.001 to 7.500	49	$12,079,397.83	13.78%	38.27%	7.271%	616	79.77%	359	358	1
7.501 to 8.000	48	$11,492,293.60	13.11%	41.09%	7.816%	590	80.08%	351	350	1
8.001 to 8.500	26	$4,618,954.33	5.27%	38.56%	8.312%	586	84.23%	352	352	1
8.501 to 9.000	22	$2,714,192.59	3.10%	41.24%	8.713%	573	82.83%	347	346	1
9.001 to 9.500	14	$1,433,264.47	1.64%	44.86%	9.270%	579	82.38%	316	315	1
9.501 to 10.000	22	$1,735,098.85	1.98%	40.37%	9.731%	586	76.54%	284	283	1
10.001 to 10.500	15	$992,762.01	1.13%	43.10%	10.292%	596	75.41%	277	276	1
10.501 to 11.000	17	$1,444,926.83	1.65%	42.85%	10.847%	566	80.96%	302	300	2
11.001 to 11.500	15	$1,375,449.43	1.57%	40.81%	11.256%	541	69.24%	301	300	1
11.501 to 12.000	4	$406,098.42	0.46%	42.52%	11.836%	535	57.88%	334	333	1
12.001 to 12.500	2	$129,819.92	0.15%	44.89%	12.173%	537	79.10%	240	239	1
Total:	**390**	**$87,645,707.96**	**100.00%**	**40.53%**	**7.187%**	**616**	**78.33%**	**349**	**348**	**1**

Combined Original Loan-to-Value Ratio

Combined Original LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
20.01 to 25.00	2	$134,978.25	0.15%	33.03%	10.411%	535	23.36%	360	359	1
25.01 to 30.00	1	$49,831.71	0.06%	29.58%	6.250%	661	29.76%	180	179	1
30.01 to 35.00	2	$183,578.41	0.21%	37.36%	6.420%	641	31.79%	360	359	1
35.01 to 40.00	2	$146,878.32	0.17%	28.53%	6.950%	635	36.31%	360	359	1
40.01 to 45.00	2	$111,000.00	0.13%	24.44%	7.475%	589	43.07%	360	360	0
45.01 to 50.00	8	$3,134,991.14	3.58%	38.10%	6.504%	655	48.17%	356	355	1
50.01 to 55.00	8	$1,450,334.83	1.65%	41.04%	6.846%	577	53.71%	294	294	0
55.01 to 60.00	11	$1,763,292.15	2.01%	39.67%	8.213%	529	57.68%	360	359	1
60.01 to 65.00	32	$5,829,982.34	6.65%	39.62%	7.279%	601	63.41%	322	321	1
65.01 to 70.00	32	$8,272,839.97	9.44%	40.79%	7.065%	580	68.58%	348	348	1
70.01 to 75.00	40	$9,982,544.53	11.39%	39.57%	7.012%	598	73.60%	350	349	1
75.01 to 80.00	99	$22,315,847.21	25.46%	40.35%	7.166%	608	79.35%	354	353	1
80.01 to 85.00	49	$8,442,358.28	9.63%	38.78%	7.364%	618	84.37%	347	347	0
85.01 to 90.00	68	$17,460,285.21	19.92%	42.39%	7.243%	639	89.61%	358	357	0
90.01 to 95.00	26	$7,835,778.70	8.94%	42.57%	7.062%	666	94.64%	345	344	1
95.01 to 100.00	8	$531,186.91	0.61%	42.00%	10.453%	651	99.77%	274	273	1
Total:	**390**	**$87,645,707.96**	**100.00%**	**40.53%**	**7.187%**	**616**	**78.33%**	**349**	**348**	**1**

atistical Calculation Principal Balance

Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
ss than 50,000.00	14	$699,084.20	0.80%	39.30%	9.722%	600	64.07%	244	243	1
),000.01 to 75,000.00	110	$6,844,864.23	7.81%	35.27%	8.764%	595	76.94%	321	320	1
5,000.01 to 100,000.00	50	$4,384,138.02	5.00%	38.14%	8.382%	606	79.04%	320	320	1
)0,000.01 to 125,000.00	23	$2,557,524.02	2.92%	38.92%	8.094%	602	76.65%	341	341	1
25,000.01 to 150,000.00	12	$1,587,715.99	1.81%	39.58%	7.849%	588	72.34%	351	349	1
50,000.01 to 175,000.00	8	$1,255,421.38	1.43%	36.32%	7.802%	598	78.11%	324	323	1
75,000.01 to 200,000.00	6	$1,131,613.11	1.29%	39.93%	8.555%	602	72.18%	360	358	2
)0,000.01 to 225,000.00	4	$827,230.79	0.94%	49.23%	8.234%	551	60.55%	360	359	1
)0,000.01 to 325,000.00	4	$1,282,267.55	1.46%	42.22%	7.604%	580	78.42%	360	360	0
25,000.01 to 350,000.00	39	$13,235,619.81	15.10%	42.04%	6.707%	634	80.41%	352	352	1
50,000.01 to 375,000.00	30	$10,876,354.11	12.41%	41.82%	6.945%	622	82.97%	360	359	1
75,000.01 to 400,000.00	25	$9,716,132.00	11.09%	44.02%	6.615%	615	81.47%	348	348	0
)0,000.01 to 425,000.00	13	$5,357,209.97	6.11%	42.75%	6.963%	622	86.53%	351	351	0
25,000.01 to 450,000.00	15	$6,619,029.97	7.55%	40.64%	6.946%	616	78.89%	360	359	1
75,000.01 to 500,000.00	16	$7,865,915.04	8.97%	37.25%	7.141%	583	73.91%	349	348	1
)0,000.01 to 525,000.00	4	$2,057,851.18	2.35%	44.13%	7.127%	656	82.50%	360	358	2
25,000.01 to 550,000.00	5	$2,701,698.04	3.08%	36.00%	6.639%	641	76.86%	360	358	2
50,000.01 to 575,000.00	1	$552,000.00	0.63%	48.10%	5.600%	680	80.00%	360	360	0
75,000.01 to 600,000.00	3	$1,753,106.96	2.00%	46.04%	7.376%	652	85.91%	360	360	0
)0,000.01 to 625,000.00	1	$614,250.00	0.70%	48.98%	5.400%	583	73.13%	360	360	0
25,000.01 to 650,000.00	1	$637,500.00	0.73%	33.54%	7.900%	583	77.27%	360	360	0
50,000.01 to 675,000.00	1	$665,000.00	0.76%	16.39%	6.850%	636	70.00%	360	360	0
25,000.01 to 750,000.00	1	$749,238.98	0.85%	47.59%	5.900%	548	68.18%	360	359	1
75,000.01 to 800,000.00	1	$777,789.46	0.89%	50.31%	6.300%	584	80.00%	360	357	3
25,000.01 to 950,000.00	2	$1,898,153.15	2.17%	33.31%	6.125%	673	56.77%	360	359	1
000,000.00	1	$999,000.00	1.14%	40.12%	6.650%	695	46.47%	360	360	0
otal:	**390**	**$87,645,707.96**	**100.00%**	**40.53%**	**7.187%**	**616**	**78.33%**	**349**	**348**	**1**

)riginal Term to Maturity

Original Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
120	1	$50,750.89	0.06%	31.00%	9.990%	596	79.97%	120	119	1
180	20	$2,454,834.01	2.80%	44.43%	8.123%	602	70.01%	180	180	0
240	49	$4,419,005.50	5.04%	43.01%	9.070%	617	77.90%	240	239	1
360	320	$80,721,117.56	92.10%	40.26%	7.053%	617	78.60%	360	359	1
Total:	**390**	**$87,645,707.96**	**100.00%**	**40.53%**	**7.187%**	**616**	**78.33%**	**349**	**348**	**1**

Remaining Term to Maturity

Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
116 to 120	1	$50,750.89	0.06%	31.00%	9.990%	596	79.97%	120	119	1
176 to 180	20	$2,454,834.01	2.80%	44.43%	8.123%	602	70.01%	180	180	0
236 to 240	49	$4,419,005.50	5.04%	43.01%	9.070%	617	77.90%	240	239	1
351 to 355	2	$430,148.66	0.49%	46.94%	7.710%	756	80.00%	360	355	5
356 to 360	318	$80,290,968.90	91.61%	40.22%	7.050%	616	78.60%	360	359	1
Total:	**390**	**$87,645,707.96**	**100.00%**	**40.53%**	**7.187%**	**616**	**78.33%**	**349**	**348**	**1**

redit Score

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
751 to 800	5	$1,721,469.65	1.96%	47.39%	6.512%	758	89.04%	360	358	2
701 to 750	24	$6,638,960.66	7.57%	44.11%	6.839%	722	87.38%	338	337	1
651 to 700	58	$15,804,534.62	18.03%	37.77%	6.535%	673	76.63%	352	351	1
601 to 650	119	$25,737,632.95	29.37%	40.23%	7.018%	626	81.11%	351	350	1
551 to 600	83	$20,133,830.30	22.97%	39.68%	7.318%	581	77.09%	349	348	1
501 to 550	79	$14,997,912.94	17.11%	42.94%	8.006%	527	72.86%	344	344	1
451 to 500	2	$413,000.00	0.47%	50.31%	7.098%	500	62.36%	360	360	0
N/A	20	$2,198,366.84	2.51%	37.19%	8.647%	N/A	73.89%	354	353	1
Total:	**390**	**$87,645,707.96**	**100.00%**	**40.53%**	**7.187%**	**616**	**78.33%**	**349**	**348**	**1**

redit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
AA+	39	$10,954,713.85	12.50%	39.71%	6.769%	707	87.14%	346	346	1
AA	195	$47,442,818.58	54.13%	40.58%	6.903%	621	78.88%	351	351	1
A	95	$21,407,813.01	24.43%	39.96%	7.423%	585	76.35%	346	346	1
B	41	$5,370,356.26	6.13%	42.17%	8.230%	541	70.01%	349	348	1
C	7	$977,090.48	1.11%	45.45%	8.805%	514	66.74%	288	287	1
CC	13	$1,492,915.78	1.70%	42.67%	11.071%	528	61.79%	360	359	1
Total:	**390**	**$87,645,707.96**	**100.00%**	**40.53%**	**7.187%**	**616**	**78.33%**	**349**	**348**	**1**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
SFR - Detached	284	$71,877,025.83	82.01%	40.88%	7.073%	616	77.58%	350	350	1
PUD - Detached	22	$5,329,693.80	6.08%	39.59%	7.547%	591	82.44%	336	336	1
MF Housing - Detached	50	$4,388,278.19	5.01%	35.30%	8.071%	618	81.94%	341	340	1
2-4 family - Detached	17	$2,912,510.09	3.32%	41.24%	7.398%	631	79.68%	343	343	1
2-4 family - Attached	3	$674,442.93	0.77%	46.66%	7.288%	682	87.67%	346	345	1
PUD - Attached	3	$668,626.73	0.76%	43.84%	7.910%	595	89.18%	360	359	1
Low Rise Condo-Attach	6	$650,999.44	0.74%	38.21%	8.680%	614	66.57%	331	330	1
High Rise Condo-Attach	1	$539,511.83	0.62%	40.76%	6.500%	761	90.00%	360	359	1
Low Rise Condo-Detach	1	$386,910.00	0.44%	36.94%	7.200%	615	90.00%	360	360	0
SFR - Attached	3	$217,709.12	0.25%	33.34%	9.827%	688	56.84%	316	314	2
Total:	**390**	**$87,645,707.96**	**100.00%**	**40.53%**	**7.187%**	**616**	**78.33%**	**349**	**348**	**1**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	374	$85,635,626.22	97.71%	40.67%	7.178%	615	78.27%	349	348	1
Non-Owner Occupied	11	$1,027,055.09	1.17%	29.53%	7.682%	661	77.55%	360	359	1
Second Home	5	$983,026.65	1.12%	40.88%	7.398%	646	83.86%	360	360	0
Total:	**390**	**$87,645,707.96**	**100.00%**	**40.53%**	**7.187%**	**616**	**78.33%**	**349**	**348**	**1**

umentation Level

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
ll Documentation	257	$53,692,654.83	61.26%	41.02%	7.064%	609	78.11%	350	350	1
cumentation	125	$32,352,471.25	36.91%	39.65%	7.334%	627	78.49%	346	345	1
Documentation	4	$890,849.37	1.02%	N/A	7.229%	696	88.37%	360	359	1
c Documentation	4	$709,732.51	0.81%	43.45%	9.678%	559	74.89%	342	342	1
tal:	**390**	**$87,645,707.96**	**100.00%**	**40.53%**	**7.187%**	**616**	**78.33%**	**349**	**348**	**1**

n Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
h Out Refinance	257	$55,356,745.03	63.16%	40.02%	7.159%	605	75.10%	343	343	1
chase	99	$25,868,633.28	29.52%	41.36%	7.079%	643	85.17%	358	358	1
e and Term Refinance	34	$6,420,329.65	7.33%	41.61%	7.860%	605	78.61%	356	355	1
al:	**390**	**$87,645,707.96**	**100.00%**	**40.53%**	**7.187%**	**616**	**78.33%**	**349**	**348**	**1**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	193	$50,130,183.35	57.20%	40.74%	7.016%	600	78.51%	360	359	1
30 Year Fixed	98	$25,384,564.58	28.96%	39.12%	7.007%	653	78.24%	360	359	1
3/27 ARM	26	$4,917,510.36	5.61%	41.21%	7.621%	600	81.39%	360	359	1
20 Year Fixed	49	$4,419,005.50	5.04%	43.01%	9.070%	617	77.90%	240	239	1
15 Year Fixed	19	$2,066,006.70	2.36%	41.89%	8.231%	619	70.95%	180	180	0
2/13 ARM	1	$388,827.31	0.44%	57.93%	7.550%	515	65.00%	180	179	1
15/15 ARM	3	$288,859.27	0.33%	39.65%	7.866%	597	78.56%	360	359	1
10 Year Fixed	1	$50,750.89	0.06%	31.00%	9.990%	596	79.97%	120	119	1
Total:	**390**	**$87,645,707.96**	**100.00%**	**40.53%**	**7.187%**	**616**	**78.33%**	**349**	**348**	**1**

Amortization

Amortization	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Fully Amortizing	390	$87,645,707.96	100.00%	40.53%	7.187%	616	78.33%	349	348	1
Total:	**390**	**$87,645,707.96**	**100.00%**	**40.53%**	**7.187%**	**616**	**78.33%**	**349**	**348**	**1**

en

Lien Position	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
	334	$83,656,997.00	95.45%	40.39%	7.046%	617	78.35%	354	354	1
	56	$3,988,710.96	4.55%	43.19%	10.143%	604	77.81%	232	231	1
otal:	**390**	**$87,645,707.96**	**100.00%**	**40.53%**	**7.187%**	**616**	**78.33%**	**349**	**348**	**1**

epayment Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
	97	$21,522,787.17	24.56%	39.33%	7.309%	613	75.58%	342	341	1
	18	$6,456,684.52	7.37%	41.99%	7.001%	646	82.03%	347	346	0
	146	$35,587,708.43	40.60%	41.89%	7.059%	603	80.77%	358	357	1
	129	$24,078,527.84	27.47%	39.26%	7.316%	631	76.19%	342	341	1
otal:	**390**	**$87,645,707.96**	**100.00%**	**40.53%**	**7.187%**	**616**	**78.33%**	**349**	**348**	**1**

Geographic Distribution

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	95	$31,986,664.34	36.50%	42.78%	6.828%	617	79.03%	355	354	1
New York	51	$14,324,524.69	16.34%	40.23%	6.960%	633	76.71%	340	339	1
Massachusetts	19	$6,241,214.08	7.12%	41.55%	6.947%	622	79.62%	347	346	1
New Jersey	21	$5,785,145.01	6.60%	39.59%	7.269%	601	71.75%	356	356	0
Florida	32	$4,452,994.40	5.08%	39.57%	7.962%	586	77.19%	320	320	0
Texas	10	$3,757,864.93	4.29%	34.75%	7.481%	614	71.24%	360	359	1
Illinois	6	$2,112,235.31	2.41%	43.60%	6.995%	641	85.79%	330	330	1
Kentucky	24	$2,001,871.38	2.28%	36.14%	8.505%	560	75.51%	353	352	1
Ohio	12	$1,860,639.05	2.12%	36.19%	7.685%	638	81.24%	360	360	0
Virginia	10	$1,748,853.84	2.00%	43.90%	7.561%	606	83.08%	354	354	0
Georgia	8	$1,440,519.43	1.64%	36.70%	8.564%	596	82.76%	360	359	1
Connecticut	6	$1,321,372.26	1.51%	43.47%	7.913%	609	81.35%	344	343	1
Pennsylvania	16	$1,261,820.40	1.44%	34.82%	8.051%	610	80.35%	319	318	1
Colorado	8	$1,139,865.00	1.30%	28.07%	6.902%	608	81.52%	360	360	0
Washington	6	$1,114,717.65	1.27%	45.54%	7.605%	582	87.79%	353	353	0
North Carolina	7	$946,157.91	1.08%	46.11%	7.904%	612	78.88%	324	323	1
Michigan	9	$844,794.46	0.96%	32.63%	8.324%	588	76.90%	360	359	1
Maryland	4	$776,268.59	0.89%	34.69%	6.875%	614	79.98%	360	359	1
New Hampshire	5	$727,100.00	0.83%	43.86%	6.448%	616	75.58%	360	360	0
Missouri	2	$512,929.60	0.59%	47.48%	7.697%	722	85.70%	345	345	0
Tennessee	6	$478,628.01	0.55%	31.86%	7.683%	626	84.10%	340	339	1
Arizona	5	$440,742.64	0.50%	37.72%	9.438%	608	87.99%	340	339	2
Nevada	1	$335,705.00	0.38%	33.61%	6.650%	691	80.00%	360	359	1
Indiana	5	$325,806.64	0.37%	31.29%	6.798%	593	82.02%	360	359	1
South Carolina	4	$271,496.65	0.31%	32.04%	9.383%	609	87.02%	271	271	1
Rhode Island	2	$233,000.00	0.27%	43.36%	5.865%	627	73.15%	360	360	0
Maine	3	$220,813.31	0.25%	31.11%	6.840%	627	88.75%	360	360	0
Oregon	2	$191,505.53	0.22%	39.15%	8.043%	652	54.51%	321	320	1
Montana	2	$150,264.64	0.17%	39.57%	7.587%	628	80.70%	360	359	1
Mississippi	1	$99,517.44	0.11%	30.65%	7.300%	672	95.00%	360	357	3
Minnesota	1	$87,721.96	0.10%	47.28%	11.500%	530	65.00%	360	359	1
New Mexico	1	$86,180.00	0.10%	47.24%	7.050%	614	75.00%	360	359	1
Delaware	1	$71,070.08	0.08%	29.94%	9.950%	526	75.00%	240	239	1
Wisconsin	1	$65,503.73	0.07%	44.79%	7.750%	693	95.00%	360	359	1
Kansas	1	$63,000.00	0.07%	14.74%	7.000%	583	90.00%	360	360	0
Wyoming	1	$60,000.00	0.07%	34.73%	7.250%	604	44.44%	360	360	0
Nebraska	1	$56,800.00	0.06%	22.39%	6.400%	617	80.00%	360	360	0
Idaho	1	$50,400.00	0.06%	41.07%	9.750%	651	100.00%	360	360	0
Total:	**390**	**$87,645,707.96**	**100.00%**	**40.53%**	**7.187%**	**616**	**78.33%**	**349**	**348**	**1**

ange of Gross Margins – (Adjustable Loans Only)

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
.501 to 3.000	1	$537,673.38	0.96%	38.94%	5.350%	639	72.00%	360	357	3
.001 to 3.500	10	$3,776,638.39	6.78%	38.21%	5.743%	642	64.52%	360	359	1
.501 to 4.000	25	$7,709,042.58	13.83%	43.35%	6.107%	635	78.55%	360	359	1
.001 to 4.500	36	$11,393,452.07	20.45%	40.84%	6.547%	607	77.49%	360	359	1
.501 to 5.000	54	$13,889,711.88	24.93%	40.29%	7.120%	599	82.28%	360	359	1
.001 to 5.500	32	$6,687,786.02	12.00%	38.90%	7.278%	595	80.81%	360	359	1
.501 to 6.000	24	$4,920,012.72	8.83%	42.55%	7.754%	564	77.43%	346	344	1
.001 to 6.500	15	$3,124,691.46	5.61%	44.13%	8.392%	546	84.52%	360	359	1
.501 to 7.000	5	$1,182,031.09	2.12%	34.82%	8.410%	601	88.06%	360	359	1
.001 to 7.500	6	$780,398.56	1.40%	47.60%	9.860%	528	84.04%	360	359	1
.501 to 8.000	5	$414,178.92	0.74%	42.34%	10.370%	527	66.17%	360	359	1
.001 to 8.500	1	$64,973.89	0.12%	38.88%	10.450%	526	65.00%	360	359	1
.501 to 9.000	6	$637,861.35	1.14%	35.26%	10.473%	521	72.60%	360	359	1
.001 to 9.500	3	$606,927.98	1.09%	46.71%	11.440%	531	61.37%	360	359	1
otal:	**223**	**$55,725,380.29**	**100.00%**	**40.91%**	**7.078%**	**600**	**78.67%**	**359**	**358**	**1**

Initial Periodic Rate Cap – (Adjustable Loans Only)

Initial Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
3.000	223	$55,725,380.29	100.00%	40.91%	7.078%	600	78.67%	359	358	1
Total:	**223**	**$55,725,380.29**	**100.00%**	**40.91%**	**7.078%**	**600**	**78.67%**	**359**	**358**	**1**

Periodic Rate Cap – (Adjustable Loans Only)

Periodic Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	221	$55,071,016.88	98.83%	40.85%	7.065%	600	78.73%	359	358	1
1.500	2	$654,363.41	1.17%	46.66%	8.186%	561	73.60%	360	356	4
Total:	**223**	**$55,725,380.29**	**100.00%**	**40.91%**	**7.078%**	**600**	**78.67%**	**359**	**358**	**1**

ange of Maximum Interest Rates – (Adjustable Loans Only)

Maximum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.001 to 11.500	11	$4,103,758.53	7.36%	40.27%	5.361%	639	72.98%	360	359	1
1.501 to 12.000	15	$4,823,917.74	8.66%	42.46%	5.897%	613	75.88%	360	359	1
2.001 to 12.500	35	$11,858,478.84	21.28%	42.14%	6.342%	620	78.24%	360	359	1
2.501 to 13.000	38	$10,295,024.97	18.47%	40.18%	6.821%	603	80.70%	360	360	0
3.001 to 13.500	37	$9,221,482.11	16.55%	38.81%	7.260%	608	79.13%	360	359	1
3.501 to 14.000	29	$6,971,305.35	12.51%	41.59%	7.810%	570	80.57%	350	349	1
4.001 to 14.500	16	$3,257,944.37	5.85%	39.96%	8.334%	572	84.91%	360	359	1
4.501 to 15.000	12	$2,023,236.09	3.63%	42.15%	8.517%	548	77.84%	360	358	2
5.001 to 15.500	7	$838,898.35	1.51%	42.94%	9.314%	543	85.61%	360	360	0
5.501 to 16.000	7	$621,990.07	1.12%	44.75%	9.534%	517	79.98%	360	358	2
6.001 to 16.500	3	$195,593.21	0.35%	40.99%	10.398%	536	65.00%	360	359	1
6.501 to 17.000	5	$545,156.29	0.98%	40.15%	10.750%	531	79.94%	360	358	2
7.001 to 17.500	5	$621,215.95	1.11%	42.21%	11.268%	530	60.54%	360	359	1
7.501 to 18.000	3	$347,378.42	0.62%	41.92%	11.851%	527	54.44%	360	359	1
otal:	**223**	**$55,725,380.29**	**100.00%**	**40.91%**	**7.078%**	**600**	**78.67%**	**359**	**358**	**1**

Range of Minimum Interest Rates – (Adjustable Loans Only)

Minimum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001 to 5.500	11	$4,103,758.53	7.36%	40.27%	5.361%	639	72.98%	360	359	
5.501 to 6.000	15	$4,823,917.74	8.66%	42.46%	5.897%	613	75.88%	360	359	
6.001 to 6.500	35	$11,858,478.84	21.28%	42.14%	6.342%	620	78.24%	360	359	
6.501 to 7.000	38	$10,295,024.97	18.47%	40.18%	6.821%	603	80.70%	360	360	
7.001 to 7.500	37	$9,221,482.11	16.55%	38.81%	7.260%	608	79.13%	360	359	
7.501 to 8.000	30	$7,484,906.43	13.43%	41.97%	7.823%	570	79.85%	351	350	
8.001 to 8.500	16	$3,257,944.37	5.85%	39.96%	8.334%	572	84.91%	360	359	
8.501 to 9.000	12	$1,650,397.34	2.96%	39.68%	8.714%	535	80.99%	360	359	
9.001 to 9.500	7	$838,898.35	1.51%	42.94%	9.314%	543	85.61%	360	360	
9.501 to 10.000	6	$481,227.74	0.86%	44.75%	9.719%	520	78.08%	360	359	
10.001 to 10.500	3	$195,593.21	0.35%	40.99%	10.398%	536	65.00%	360	359	
10.501 to 11.000	5	$545,156.29	0.98%	40.15%	10.750%	531	79.94%	360	358	
11.001 to 11.500	5	$621,215.95	1.11%	42.21%	11.268%	530	60.54%	360	359	
11.501 to 12.000	3	$347,378.42	0.62%	41.92%	11.851%	527	54.44%	360	359	
Total:	**223**	**$55,725,380.29**	**100.00%**	**40.91%**	**7.078%**	**600**	**78.67%**	**359**	**358**	

Next Interest Adjustment Date – (Adjustable Loans Only)

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	Percent Of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4/1/2005	2	$430,148.66	0.77%	46.94%	7.710%	756	80.00%	360	355	5
5/1/2005	3	$738,408.74	1.33%	40.65%	8.045%	562	72.18%	360	356	4
6/1/2005	10	$3,585,135.33	6.43%	39.30%	7.066%	593	80.34%	360	357	3
7/1/2005	12	$2,323,910.96	4.17%	39.88%	6.944%	564	76.26%	360	358	2
8/1/2005	70	$18,064,576.97	32.42%	41.61%	7.079%	653	75.36%	356	355	1
9/1/2005	97	$25,376,830.00	45.54%	40.55%	6.937%	593	80.66%	360	360	0
6/1/2006	1	$72,372.65	0.13%	37.97%	8.700%	636	72.50%	360	357	3
7/1/2006	3	$786,760.73	1.41%	38.37%	6.952%	613	76.53%	360	358	2
8/1/2006	14	$2,442,898.98	4.38%	39.81%	7.550%	607	80.65%	360	359	1
9/1/2006	8	$1,615,478.00	2.90%	44.85%	8.006%	581	85.28%	360	360	0
6/1/2018	1	$67,019.62	0.12%	48.52%	8.600%	590	90.00%	360	357	3
8/1/2018	2	$221,839.65	0.40%	36.97%	7.644%	575	75.10%	360	359	1
Total:	**223**	**$55,725,380.29**	**100.00%**	**40.91%**	**7.078%**	**600**	**78.67%**	**359**	**358**	**1**

BOND SUMMARY (to Maturity)

Class A-1 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	18.66	5.53	4.05	**3.14**	2.55	2.15	1.80
First Principal Payment Date	11/25/03	11/25/03	11/25/03	**11/25/03**	11/25/03	11/25/03	11/25/03
Last Principal Payment Date	9/25/33	11/25/29	8/25/24	**10/25/19**	6/25/16	6/25/14	8/25/12
Payment Windows (mos.)	359	313	250	**192**	152	128	106

Class A-2 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	18.19	5.46	4.01	**3.11**	2.53	2.13	1.78
First Principal Payment Date	11/25/03	11/25/03	11/25/03	**11/25/03**	11/25/03	11/25/03	11/25/03
Last Principal Payment Date	9/25/33	6/25/29	2/25/24	**7/25/19**	4/25/16	4/25/14	6/25/12
Payment Windows (mos.)	359	308	244	**189**	150	126	104

Class A-3 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	18.66	5.53	4.05	**3.14**	2.55	2.15	1.80
First Principal Payment Date	11/25/03	11/25/03	11/25/03	**11/25/03**	11/25/03	11/25/03	11/25/03
Last Principal Payment Date	9/25/33	11/25/29	8/25/24	**10/25/19**	6/25/16	6/25/14	8/25/12
Payment Windows (mos.)	359	313	250	**192**	152	128	106

Class M-1 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.15	9.75	7.00	**5.37**	4.56	4.24	4.30
First Principal Payment Date	3/25/25	5/25/08	2/25/07	**12/25/06**	1/25/07	3/25/07	6/25/07
Last Principal Payment Date	7/25/33	6/25/25	1/25/20	**1/25/16**	6/25/13	10/25/11	6/25/10
Payment Windows (mos.)	101	206	156	**110**	78	56	37

Class M-2 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.13	9.62	6.90	**5.28**	4.42	4.01	3.82
First Principal Payment Date	3/25/25	5/25/08	2/25/07	**11/25/06**	12/25/06	1/25/07	2/25/07
Last Principal Payment Date	6/25/33	6/25/23	4/25/18	**9/25/14**	5/25/12	12/25/10	9/25/09
Payment Windows (mos.)	100	182	135	**95**	66	48	32

Class M-3 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.11	9.45	6.76	**5.17**	4.32	3.88	3.63
First Principal Payment Date	3/25/25	5/25/08	2/25/07	**11/25/06**	12/25/06	12/25/06	1/25/07
Last Principal Payment Date	2/25/33	10/25/20	2/25/16	**1/25/13**	1/25/11	11/25/09	10/25/08
Payment Windows (mos.)	96	150	109	**75**	50	36	22

Class M-4 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.09	9.30	6.64	**5.08**	4.24	3.79	3.54
First Principal Payment Date	3/25/25	5/25/08	2/25/07	**11/25/06**	11/25/06	12/25/06	12/25/06
Last Principal Payment Date	1/25/33	10/25/19	4/25/15	**6/25/12**	8/25/10	6/25/09	7/25/08
Payment Windows (mos.)	95	138	99	**68**	46	31	20

Class M-5 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.02	9.00	6.42	**4.92**	4.09	3.67	3.41
First Principal Payment Date	3/25/25	5/25/08	2/25/07	**11/25/06**	11/25/06	11/25/06	12/25/06
Last Principal Payment Date	9/25/32	3/25/18	1/25/14	**7/25/11**	11/25/09	11/25/08	1/25/08
Payment Windows (mos.)	91	119	84	57	37	25	14

Class M-6 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	25.76	8.32	5.93	**4.55**	3.81	3.42	3.21
First Principal Payment Date	3/25/25	5/25/08	2/25/07	**11/25/06**	11/25/06	11/25/06	11/25/06
Last Principal Payment Date	2/25/32	2/25/16	7/25/12	**5/25/10**	1/25/09	2/25/08	6/25/07
Payment Windows (mos.)	84	94	66	**43**	27	16	8

BOND SUMMARY (to Call)

Class A-1 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	18.60	5.16	3.76	**2.91**	2.37	2.00	1.68
First Principal Payment Date	11/25/03	11/25/03	11/25/03	**11/25/03**	11/25/03	11/25/03	11/25/03
Last Principal Payment Date	6/25/32	1/25/17	4/25/13	**11/25/10**	5/25/09	6/25/08	9/25/07
Payment Windows (mos.)	344	159	114	**85**	67	56	47

Class A-2 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	18.14	5.12	3.73	**2.90**	2.36	1.99	1.68
First Principal Payment Date	11/25/03	11/25/03	11/25/03	**11/25/03**	11/25/03	11/25/03	11/25/03
Last Principal Payment Date	6/25/32	1/25/17	4/25/13	**11/25/10**	5/25/09	6/25/08	9/25/07
Payment Windows (mos.)	344	159	114	**85**	67	56	47

Class A-3 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	18.60	5.16	3.76	**2.91**	2.37	2.00	1.68
First Principal Payment Date	11/25/03	11/25/03	11/25/03	**11/25/03**	11/25/03	11/25/03	11/25/03
Last Principal Payment Date	6/25/32	1/25/17	4/25/13	**11/25/10**	5/25/09	6/25/08	9/25/07
Payment Windows (mos.)	344	159	114	**85**	67	56	47

Class M-1 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.02	8.97	6.41	**4.92**	4.19	3.94	3.91
First Principal Payment Date	3/25/25	5/25/08	2/25/07	**12/25/06**	1/25/07	3/25/07	6/25/07
Last Principal Payment Date	6/25/32	1/25/17	4/25/13	**11/25/10**	5/25/09	6/25/08	9/25/07
Payment Windows (mos.)	88	105	75	**48**	29	16	4

Class M-2 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.02	8.97	6.41	**4.90**	4.12	3.77	3.63
First Principal Payment Date	3/25/25	5/25/08	2/25/07	**11/25/06**	12/25/06	1/25/07	2/25/07
Last Principal Payment Date	6/25/32	1/25/17	4/25/13	**11/25/10**	5/25/09	6/25/08	9/25/07
Payment Windows (mos.)	88	105	75	**49**	30	18	8

Class M-3 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.02	8.97	6.41	**4.90**	4.10	3.70	3.49
First Principal Payment Date	3/25/25	5/25/08	2/25/07	**11/25/06**	12/25/06	12/25/06	1/25/07
Last Principal Payment Date	6/25/32	1/25/17	4/25/13	**11/25/10**	5/25/09	6/25/08	9/25/07
Payment Windows (mos.)	88	105	75	**49**	30	19	9

Class M-4 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.02	8.97	6.41	**4.90**	4.09	3.68	3.44
First Principal Payment Date	3/25/25	5/25/08	2/25/07	**11/25/06**	11/25/06	12/25/06	12/25/06
Last Principal Payment Date	6/25/32	1/25/17	4/25/13	**11/25/10**	5/25/09	6/25/08	9/25/07
Payment Windows (mos.)	88	105	75	**49**	31	19	10

Class M-5 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.00	8.93	6.38	**4.88**	4.06	3.65	3.39
First Principal Payment Date	3/25/25	5/25/08	2/25/07	**11/25/06**	11/25/06	11/25/06	12/25/06
Last Principal Payment Date	6/25/32	1/25/17	4/25/13	**11/25/10**	5/25/09	6/25/08	9/25/07
Payment Windows (mos.)	88	105	75	**49**	31	20	10

Class M-6 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	25.76	8.32	5.93	**4.55**	3.81	3.42	3.21
First Principal Payment Date	3/25/25	5/25/08	2/25/07	**11/25/06**	11/25/06	11/25/06	11/25/06
Last Principal Payment Date	2/25/32	2/25/16	7/25/12	**5/25/10**	1/25/09	2/25/08	6/25/07
Payment Windows (mos.)	84	94	66	**43**	27	16	8

Net WAC Rate for the A-1 & A-3 Class Certificates

Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)
1	11/25/2003	4.39%	4.39%	-
2	12/25/2003	6.14%	6.14%	9.58%
3	1/25/2004	5.94%	5.94%	9.58%
4	2/25/2004	5.95%	5.95%	9.58%
5	3/25/2004	6.36%	6.36%	9.58%
6	4/25/2004	5.95%	5.95%	9.58%
7	5/25/2004	6.14%	6.14%	9.58%
8	6/25/2004	5.95%	5.95%	9.58%
9	7/25/2004	6.14%	6.14%	9.58%
10	8/25/2004	5.95%	5.95%	9.58%
11	9/25/2004	5.85%	5.85%	9.58%
12	10/25/2004	6.05%	6.05%	9.58%
13	11/25/2004	5.85%	5.85%	9.58%
14	12/25/2004	6.05%	6.05%	9.58%
15	1/25/2005	5.85%	5.85%	9.58%
16	2/25/2005	5.85%	5.85%	9.58%
17	3/25/2005	6.48%	6.48%	9.58%
18	4/25/2005	5.85%	5.85%	9.58%
19	5/25/2005	6.05%	6.05%	9.58%
20	6/25/2005	5.85%	5.85%	9.58%
21	7/25/2005	6.04%	6.04%	9.58%
22	8/25/2005	5.85%	5.85%	9.58%
23	9/25/2005	5.85%	5.85%	9.58%
24	10/25/2005	6.04%	7.23%	9.58%
25	11/25/2005	5.85%	7.01%	9.58%
26	12/25/2005	6.04%	7.67%	9.58%
27	1/25/2006	5.84%	7.41%	9.58%
28	2/25/2006	5.84%	7.40%	9.58%
29	3/25/2006	6.47%	8.18%	9.58%
30	4/25/2006	5.84%	7.75%	9.58%
31	5/25/2006	5.78%	7.76%	9.58%
32	6/25/2006	5.60%	7.63%	9.58%
33	7/25/2006	5.78%	7.87%	9.58%
34	8/25/2006	5.59%	7.60%	9.58%
35	9/25/2006	5.59%	7.59%	9.58%
36	10/25/2006	5.78%	8.28%	9.58%
37	11/25/2006	5.59%	8.04%	9.58%
38	12/25/2006	5.77%	8.46%	9.58%
39	1/25/2007	5.59%	8.17%	9.58%
40	2/25/2007	5.59%	8.16%	9.58%
41	3/25/2007	6.18%	9.02%	9.02%
42	4/25/2007	5.58%	8.50%	8.50%
43	5/25/2007	5.77%	8.78%	8.78%
44	6/25/2007	5.58%	8.61%	8.61%
45	7/25/2007	5.77%	8.88%	8.88%
46	8/25/2007	5.58%	8.58%	8.58%
47	9/25/2007	5.58%	8.56%	8.56%
48	10/25/2007	5.76%	8.85%	8.85%
49	11/25/2007	5.58%	8.55%	8.55%
50	12/25/2007	5.76%	8.83%	8.83%
51	1/25/2008	5.57%	8.52%	8.52%
52	2/25/2008	5.57%	8.50%	8.50%
53	3/25/2008	5.95%	9.07%	9.07%
54	4/25/2008	5.57%	8.49%	8.49%
55	5/25/2008	5.75%	8.76%	8.76%
56	6/25/2008	5.57%	8.47%	8.47%
57	7/25/2008	5.75%	8.73%	8.73%
58	8/25/2008	5.56%	8.43%	8.43%
59	9/25/2008	5.56%	8.41%	8.41%
60	10/25/2008	5.75%	8.67%	8.67%
61	11/25/2008	5.56%	8.37%	8.37%
62	12/25/2008	5.74%	8.63%	8.63%
63	1/25/2009	5.56%	8.33%	8.33%
64	2/25/2009	5.56%	8.31%	8.31%
65	3/25/2009	6.15%	9.18%	9.18%
66	4/25/2009	5.55%	8.27%	8.27%
67	5/25/2009	5.74%	8.53%	8.53%
68	6/25/2009	5.55%	8.23%	8.23%
69	7/25/2009	5.74%	8.48%	8.48%
70	8/25/2009	5.55%	8.19%	8.19%
71	9/25/2009	5.55%	8.17%	8.17%
72	10/25/2009	5.73%	8.42%	8.42%
73	11/25/2009	5.55%	8.13%	8.13%
74	12/25/2009	5.73%	8.38%	8.38%
75	1/25/2010	5.54%	8.09%	8.09%
76	2/25/2010	5.54%	8.07%	8.07%
77	3/25/2010	6.14%	8.92%	8.92%
78	4/25/2010	5.54%	8.04%	8.04%
79	5/25/2010	5.72%	8.28%	8.28%
80	6/25/2010	5.54%	8.00%	8.00%
81	7/25/2010	5.72%	8.24%	8.24%
82	8/25/2010	5.54%	7.96%	7.96%
83	9/25/2010	5.54%	7.94%	7.94%
84	10/25/2010	5.72%	8.18%	8.18%
85	11/25/2010	5.53%	7.90%	7.90%

(1) Assumes the 6-month LIBOR remains constant at 1.18% and run at the pricing speed to call.
(2) Assumes the 6-month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call.
(3) Assumes 1-month LIBOR equal 20.00% and payments are received from the applicable Yield Maintenance Agreement(s).

Net WAC Rate for the Class A-2 Certificates

Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)	Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)
1	11/25/2003	4.37%	4.37%	-	44	6/25/2007	5.60%	8.78%	9.25%
2	12/25/2003	6.12%	6.12%	9.25%	45	7/25/2007	5.79%	9.05%	9.25%
3	1/25/2004	5.92%	5.92%	9.25%	46	8/25/2007	5.60%	8.75%	9.25%
4	2/25/2004	5.92%	5.92%	9.25%	47	9/25/2007	5.60%	8.73%	9.25%
5	3/25/2004	6.33%	6.33%	9.25%	48	10/25/2007	5.79%	9.04%	9.25%
6	4/25/2004	5.92%	5.92%	9.25%	49	11/25/2007	5.60%	8.73%	9.25%
7	5/25/2004	6.12%	6.12%	9.25%	50	12/25/2007	5.79%	9.01%	9.25%
8	6/25/2004	5.92%	5.92%	9.25%	51	1/25/2008	5.61%	8.70%	9.25%
9	7/25/2004	6.12%	6.12%	9.25%	52	2/25/2008	5.61%	8.69%	9.25%
10	8/25/2004	5.92%	5.92%	9.25%	53	3/25/2008	5.99%	9.27%	9.27%
11	9/25/2004	5.83%	5.83%	9.25%	54	4/25/2008	5.61%	8.68%	9.25%
12	10/25/2004	6.02%	6.02%	9.25%	55	5/25/2008	5.80%	8.96%	9.25%
13	11/25/2004	5.83%	5.83%	9.25%	56	6/25/2008	5.61%	8.66%	9.25%
14	12/25/2004	6.02%	6.02%	9.25%	57	7/25/2008	5.80%	8.93%	9.25%
15	1/25/2005	5.82%	5.82%	9.25%	58	8/25/2008	5.61%	8.62%	9.25%
16	2/25/2005	5.82%	5.82%	9.25%	59	9/25/2008	5.61%	8.61%	9.25%
17	3/25/2005	6.45%	6.45%	9.25%	60	10/25/2008	5.80%	8.87%	9.25%
18	4/25/2005	5.82%	5.82%	9.25%	61	11/25/2008	5.61%	8.57%	9.25%
19	5/25/2005	6.02%	6.02%	9.25%	62	12/25/2008	5.80%	8.84%	9.25%
20	6/25/2005	5.83%	5.83%	9.25%	63	1/25/2009	5.61%	8.53%	9.25%
21	7/25/2005	6.02%	6.02%	9.25%	64	2/25/2009	5.61%	8.52%	9.25%
22	8/25/2005	5.83%	5.83%	9.25%	65	3/25/2009	6.22%	9.41%	9.41%
23	9/25/2005	5.83%	5.83%	9.25%	66	4/25/2009	5.62%	8.48%	9.25%
24	10/25/2005	6.02%	7.29%	9.25%	67	5/25/2009	5.80%	8.74%	9.25%
25	11/25/2005	5.83%	7.05%	9.25%	68	6/25/2009	5.62%	8.44%	9.25%
26	12/25/2005	6.02%	7.72%	9.25%	69	7/25/2009	5.81%	8.71%	9.25%
27	1/25/2006	5.83%	7.46%	9.25%	70	8/25/2009	5.62%	8.41%	9.25%
28	2/25/2006	5.83%	7.45%	9.25%	71	9/25/2009	5.62%	8.39%	9.25%
29	3/25/2006	6.46%	8.25%	9.25%	72	10/25/2009	5.81%	8.65%	9.25%
30	4/25/2006	5.83%	7.84%	9.25%	73	11/25/2009	5.62%	8.35%	9.25%
31	5/25/2006	5.78%	7.84%	9.25%	74	12/25/2009	5.81%	8.61%	9.25%
32	6/25/2006	5.59%	7.72%	9.25%	75	1/25/2010	5.62%	8.32%	9.25%
33	7/25/2006	5.78%	7.96%	9.25%	76	2/25/2010	5.62%	8.30%	9.25%
34	8/25/2006	5.59%	7.70%	9.25%	77	3/25/2010	6.22%	9.17%	9.25%
35	9/25/2006	5.59%	7.68%	9.25%	78	4/25/2010	5.62%	8.26%	9.25%
36	10/25/2006	5.78%	8.44%	9.25%	79	5/25/2010	5.81%	8.52%	9.25%
37	11/25/2006	5.60%	8.16%	9.25%	80	6/25/2010	5.62%	8.23%	9.25%
38	12/25/2006	5.78%	8.60%	9.25%	81	7/25/2010	5.81%	8.48%	9.25%
39	1/25/2007	5.60%	8.31%	9.25%	82	8/25/2010	5.62%	8.19%	9.25%
40	2/25/2007	5.60%	8.29%	9.25%	83	9/25/2010	5.63%	8.18%	9.25%
41	3/25/2007	6.20%	9.16%	9.25%	84	10/25/2010	5.81%	8.43%	9.25%
42	4/25/2007	5.60%	8.67%	9.25%	85	11/25/2010	5.63%	8.14%	9.25%
43	5/25/2007	5.79%	8.94%	9.25%					

(1) Assumes the 6-month LIBOR remains constant at 1.18% and run at the pricing speed to call.
(2) Assumes the 6-month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call.
(3) Assumes 1-month LIBOR equal 20.00% and payments are received from the applicable Yield Maintenance Agreement(s).

Net WAC Rate for the Class M Certificates

Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)	Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)
1	11/25/2003	4.38%	4.38%	-	44	6/25/2007	5.59%	8.65%	9.25%
2	12/25/2003	6.14%	6.14%	9.25%	45	7/25/2007	5.77%	8.92%	9.25%
3	1/25/2004	5.94%	5.94%	9.25%	46	8/25/2007	5.58%	8.61%	9.25%
4	2/25/2004	5.94%	5.94%	9.25%	47	9/25/2007	5.58%	8.59%	9.25%
5	3/25/2004	6.35%	6.35%	9.25%	48	10/25/2007	5.77%	8.89%	9.25%
6	4/25/2004	5.94%	5.94%	9.25%	49	11/25/2007	5.58%	8.59%	9.25%
7	5/25/2004	6.14%	6.14%	9.25%	50	12/25/2007	5.77%	8.87%	9.25%
8	6/25/2004	5.94%	5.94%	9.25%	51	1/25/2008	5.58%	8.56%	9.25%
9	7/25/2004	6.14%	6.14%	9.25%	52	2/25/2008	5.58%	8.54%	9.25%
10	8/25/2004	5.94%	5.94%	9.25%	53	3/25/2008	5.96%	9.11%	9.25%
11	9/25/2004	5.84%	5.84%	9.25%	54	4/25/2008	5.58%	8.53%	9.25%
12	10/25/2004	6.04%	6.04%	9.25%	55	5/25/2008	5.76%	8.80%	9.25%
13	11/25/2004	5.85%	5.85%	9.25%	56	6/25/2008	5.58%	8.51%	9.25%
14	12/25/2004	6.04%	6.04%	9.25%	57	7/25/2008	5.76%	8.77%	9.25%
15	1/25/2005	5.85%	5.85%	9.25%	58	8/25/2008	5.57%	8.47%	9.25%
16	2/25/2005	5.85%	5.85%	9.25%	59	9/25/2008	5.57%	8.45%	9.25%
17	3/25/2005	6.47%	6.47%	9.25%	60	10/25/2008	5.76%	8.71%	9.25%
18	4/25/2005	5.85%	5.85%	9.25%	61	11/25/2008	5.57%	8.41%	9.25%
19	5/25/2005	6.04%	6.04%	9.25%	62	12/25/2008	5.76%	8.67%	9.25%
20	6/25/2005	5.84%	5.84%	9.25%	63	1/25/2009	5.57%	8.37%	9.25%
21	7/25/2005	6.04%	6.04%	9.25%	64	2/25/2009	5.57%	8.35%	9.25%
22	8/25/2005	5.84%	5.84%	9.25%	65	3/25/2009	6.17%	9.23%	9.25%
23	9/25/2005	5.84%	5.85%	9.25%	66	4/25/2009	5.57%	8.32%	9.25%
24	10/25/2005	6.04%	7.24%	9.25%	67	5/25/2009	5.75%	8.57%	9.25%
25	11/25/2005	5.84%	7.02%	9.25%	68	6/25/2009	5.57%	8.28%	9.25%
26	12/25/2005	6.04%	7.68%	9.25%	69	7/25/2009	5.75%	8.53%	9.25%
27	1/25/2006	5.84%	7.42%	9.25%	70	8/25/2009	5.56%	8.24%	9.25%
28	2/25/2006	5.84%	7.41%	9.25%	71	9/25/2009	5.56%	8.22%	9.25%
29	3/25/2006	6.46%	8.20%	9.25%	72	10/25/2009	5.75%	8.47%	9.25%
30	4/25/2006	5.84%	7.77%	9.25%	73	11/25/2009	5.56%	8.18%	9.25%
31	5/25/2006	5.78%	7.78%	9.25%	74	12/25/2009	5.75%	8.43%	9.25%
32	6/25/2006	5.59%	7.65%	9.25%	75	1/25/2010	5.56%	8.14%	9.25%
33	7/25/2006	5.78%	7.89%	9.25%	76	2/25/2010	5.56%	8.12%	9.25%
34	8/25/2006	5.59%	7.62%	9.25%	77	3/25/2010	6.16%	8.97%	9.25%
35	9/25/2006	5.59%	7.61%	9.25%	78	4/25/2010	5.56%	8.08%	9.25%
36	10/25/2006	5.78%	8.31%	9.25%	79	5/25/2010	5.74%	8.33%	9.25%
37	11/25/2006	5.59%	8.07%	9.25%	80	6/25/2010	5.56%	8.05%	9.25%
38	12/25/2006	5.78%	8.49%	9.25%	81	7/25/2010	5.74%	8.30%	9.25%
39	1/25/2007	5.59%	8.20%	9.25%	82	8/25/2010	5.56%	8.01%	9.25%
40	2/25/2007	5.59%	8.19%	9.25%	83	9/25/2010	5.55%	7.99%	9.25%
41	3/25/2007	6.19%	9.05%	9.25%	84	10/25/2010	5.74%	8.24%	9.25%
42	4/25/2007	5.59%	8.53%	9.25%	85	11/25/2010	5.55%	7.95%	9.25%
43	5/25/2007	5.77%	8.82%	9.25%					

(1) Assumes the 6-month LIBOR remains constant at 1.18% and run at the pricing speed to call.
(2) Assumes the 6-month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call.
(3) Assumes 1-month LIBOR equal 20.00% and payments are received from the applicable Yield Maintenance Agreement(s)..